As confidentially submitted to the Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on March 31, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

The NFT Gaming Company, Inc.
(Exact name of registrant as specified in its charter)

____________________

Delaware	7372	87-3288897
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The NFT Gaming Company, Inc.
101 Eisenhower Parkway
Suite 300
Roseland, NJ 07068
(973) 275-7428
(Address and telephone number of registrant’s principal executive offices)

____________________

Vadim Mats,
Chief Executive Officer
The NFT Gaming Company, Inc.
Chief Executive Officer
101 Eisenhower Parkway
Suite 300
Roseland, NJ 07068
(973) 275-7428
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

Richard A. Friedman, Esq. Stephen Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 Telephone: (212) 653-8700 Facsimile: (212) 653-8701	Darrin Ocasio, Esq. Avital Perlman, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Telephone: (212) 930-9700 Facsimile: (212) 930-9725

____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for a registration statement pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same registration statement. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same registration statement. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same registration statement. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 31, 2022

[________] shares of Common Stock

The NFT Gaming Company, Inc.

This is the initial public offering of the Common Stock of The NFT Gaming Company, Inc. Prior to this offering, there has been no public market for our Common Stock. The initial public offering price is expected to be between $[___] and $[___] per share.

We intend to list our Common Stock on the Nasdaq Capital Market under the symbol [“___”]. No assurance can be given that our application will be approved.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

We are an “emerging growth company” under the federal securities laws and may elect to comply with certain reduced public company reporting requirements for future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us , before expenses	$	$

____________

(1)      Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the representative of the underwriters. See “Underwriting” beginning on page 63 of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted the underwriters a 45-day option to purchase up to an additional ________ shares of Common Stock at the public offering price per share, less the underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters expect to deliver our shares against payment on or about [______________], 2022.

Lead Book Running Manager

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is         , 2022.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Through and including            , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States:    Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “NFT Gaming Company,” or “the Company” refer to The NFT Gaming Company, Inc..

Unless otherwise expressly provided herein, all share and per share numbers set forth herein relating to our Common Stock (assume no exercise of (a) any warrants and/or options, (b) the representatives’ Common Stock purchase warrants and/or (c) the representatives’ over-allotment option.

Overview

The NFT Gaming Company is developing a digital gaming platform that will offer our proprietary games as well as games developed and published by third-parties. Our vision is to develop, design, acquire, and manage conventional digital games and to combine them with novel methods, such as the ability to create and mint unique in-game features, such as skins, characters, weapons, gear, levels, and virtual lands, in the form of non-fungible tokens, or “NFTs,” that will allow users to have unique experiences and more control over in-game assets.

We plan to initially launch our own proprietary games that are simple and fun to play, and that offer gamers the ability mint their own affordable NFTs, with unique and exclusive features, that can be utilized across the network of games and platform that we plan to build.

Non-Fungible Tokens

A non-fungible token, or NFT, is a digital, cryptographic token on the blockchain that certifies a unique asset. It can represent and serve as proof of ownership of various forms of art and collectibles, in-game items, real estate, metaverse, music, and many other assets. NFTs have been generally built on the Ethereum blockchain but are now being built on others such as Solana due to cheaper network fees and faster transaction processing speeds.

NFTs are non-interchangeable and cannot be exchanged with another NFT of the same type. NFTs are non-divisible and cannot be divided into smaller units. NFTs are unique and different from all other tokens. They have solved the long-standing issue of creating decentralized digital collectability and ownership.

NFTs are a digital asset that can represent a unique real-world asset, such as art, music, in-game items, or videos. NFTs are most commonly powered by smart contracts on the Ethereum blockchain. Ethereum is a decentralized blockchain platform that establishes a peer-to-peer network that securely executes and verifies application code, called smart contracts. “Smart contracts” is a term used to describe computer code that automatically executes all or parts of an agreement and is stored on a blockchain-based platform. In the case of in-game NFTs, these NFTs generally can be images, skins, virtual real estate, pets, or other items that can be owned and held in a digital wallet. A digital wallet (or e-wallet) is a software-based system that securely stores users’ payment information and passwords for numerous payment methods and websites. Currently, NFTs are being used to sell a wide range of virtual collectibles, including:

•        virtual sports trading cards and video clips;

•        music and album cover art;

•        art, memes, or other digital images;

•        in-game assets; and

•        virtual real estate, fashion, and other real-world representations in the metaverse, a virtual-reality space in which users can interact with a computer-generated environment and other users.

Our goal is to develop a robust digital gaming platform (the “Platform”) that brings together gamers, developers, and publishers, and which incorporates and offers them the ability to augment their games and gaming experiences with unique and exclusive features, as well as the opportunity to earn rewards and participate in other opportunities. The Platform is intended to include a wide variety of games that span various genres, including role-playing (RPG/ARPG), sports, simulation, puzzles, action-adventures, shooters (FPS/TPS), battle arena-fighting, and other skill-based games.

We believe that the ability to mint and use NFTs in-game that are distinguishable and tamper-proof offers gamers more power over their asset and gamers the ability to have rare, unique, and exciting experiences.

Our Corporate Information

We were originally incorporated in the State of Wyoming on October 27, 2021 (“NFT Wyoming’). On March 29, 2022, the Board of Directors of the Company approved, subject to shareholder approval, a Plan of Conversion, pursuant to which the Company will convert from a corporation incorporated under the laws of the State of Wyoming to a corporation incorporated under the laws of the State of Delaware (the “Reincorporation”), and such approval includes the adoption of the Certificate of Incorporation (the “Delaware Certificate”) and the Bylaws (the “Delaware Bylaws”) for the Company under the laws of the State of Delaware, under the name, “The NFT Gaming Company, Inc.,” to become effective with the effectiveness of the Reincorporation. On March 29, 2022, we received majority shareholder approval. On March 30, 2022, we completed the Reincorporation by filing the Delaware Certificate with the State of Delaware.

Our principal executive offices are located at 101 Eisenhower Parkway, Suite 300, Roseland, New Jersey 07068, and our telephone number is (973) 275-7428. Our website address is https://www.nftgco.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Common Stock.

Private Placement Offering

In December 2021, we completed a private placement offering in which we sold 4,255,371 shares of our Common Stock to accredited investors for aggregate proceeds of $2,118,200.

Implications of Being an Emerging Growth Company

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by The JOBS Act.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

THE OFFERING

Securities Offered by us:	[___________] shares of common stock, par value $0.0001 (the “Common Stock”)
Common Stock Outstanding before the Offering:	13,855,731 shares
Common Stock to be Outstanding after this Offering:	[____________] shares
Over-allotment Option:

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional 15% of the shares of Common Stock sold in the offering at the public offering price, less, in each case, the underwriting discounts and commissions, to cover over-allotments, if any.

Use of Proceeds:

We intend to use the net proceeds from this offering for product development, marketing, working capital and general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Proposed Listings on NASDAQ:	We have applied to list our Common Stock on The NASDAQ Capital Market under the symbol “_____” No assurance can be given that our application will be approved.
Lock-up

We have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for a period of 270 days from the closing of this offering. In addition, our directors, officers and all of our existing securityholders have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Stock or securities convertible into Common Stock for 180 days after the closing of this offering as described in further detail in the prospectus. See “Underwriting” on page 63.

Representative’s warrants

We have agreed to issue to the representative of the several underwriters warrants to purchase the number of shares of Common Stock in the aggregate equal to 8% of the shares of Common Stock to be issued and sold in this offering (including any shares of Common Stock sold upon exercise of the over-allotment option). The warrants are exercisable for a price per share equal to 100% of the public offering price. The warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six (6) months from the date of commencement of sales of the offering.

Risk Factors:

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

The number of shares of Common Stock to be outstanding after this offering is based on 13,855,731 shares of Common Stock issued and outstanding as of March 29, 2022, and excludes the following:

•        2,500,000 million shares of Common Stock reserved for future issuance under our 2022 Equity Incentive Plan;

Except as otherwise indicated herein, all information in this prospectus assumes the following:

•        no exercise of the outstanding options under our Equity Incentive Plan or warrants;

•        no exercise by the underwriters of their option to purchase additional shares to cover over-allotments, if any; and

•        no exercise of the representative’s warrant.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may have an adverse effect on our business, cash flows, financial condition and results of operations. Such risks include, but are not limited to:

•        We have a limited operating history and have not yet generated any revenues;

•        We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business;

•        There is substantial doubt about our ability to continue as a going concern;

•        We are dependent on the services of certain key management personnel, employees, and advisors. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively;

•        The Platform is based on new and unproven technologies and is subject to the risks of failure inherent in the development of new products and services;

•        A slowdown or reduction in our sales in due to a reduction in end user demand, unanticipated competition, regulatory issues, or other unexpected circumstances

•        If we fail to add new users, or if our users engage less with the Platform, our business would be seriously harmed;

•        Uncertainty regarding our ability to achieve profitability and positive cash flow through the commercialization of the products we offer or intend to offer in the future;

•        General economic uncertainty associated with the COVID-19 pandemic;

•        Geopolitical instability due to tensions between the United States and Russia following Russia’s invasion of Ukraine in February 2022;

•        Current and future laws and regulations;

•        We rely on a third-party providers for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our products. Any disruption in the services provided by such third-party providers could adversely affect our business;

•        We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position;

•        Unauthorized breaches or failures in cybersecurity measures adopted by us and/or included in our products and services could have a material adverse effect on our business;

•        We may be subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could adversely affect our business;

•        We do not expect to pay dividends in the foreseeable future;

•        If our stock price fluctuates after the offering, you could lose a significant part of your investment;

•        The delisting of our securities by Nasdaq; and

•        Exclusive forum provisions in our certificate of incorporation and bylaws.

SUMMARY FINANCIAL DATA

The following tables set forth our summary financial data for the periods indicated. We have derived the statements of operations data for the period from October 27, 2021 (inception) to December 31, 2021, and the balance sheet data as of December 31, 2021, from our audited financial statements and the related notes thereto, which are included elsewhere in this prospectus and which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our financial statements and related notes included elsewhere in this prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Balance Sheet Data:

	December 31, 2021	March 31, 2022
Cash and cash equivalents	$2,078,141	$
Total assets	$2,078,141	$
Total liabilities	$8,736	$
Additional paid-in capital	$2,117,774
Subscriptions receivable	$(37,500)
Accumulated deficit	$(12,255)	$
Total stockholders’ equity	$2,069,405	$

Statement of Operations Data:

	December 31, 2021		March 31, 2022
Revenues		$—		$—
Operating costs and expenses
Research and Development		$6,810	$
General and Administrative		$5,445	$
	$		$
Total operating expenses		$12,255	$
Net loss		$(12,255)	$
Net loss per common share – basic and diluted		$(0.00)	$
Weighted average common shares outstanding – basic and diluted		11,985,255	$

RISK FACTORS

Any investment in our Common Stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our Common Stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.

We are a newly formed company. Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. For example, we intend to launch our Platform. There is no guarantee that the Platform will be launched or that expenditures will result in profit or growth of our business. Our limited operating experience, combined with the rapidly evolving nature of the NFT market in which we intend to operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control reduce our ability to accurately forecast quarterly or annual revenue. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses, and difficulties that we have encountered to date and will continue to encounter.

We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We will incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business.

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving our platform will require significant capital. We will also incur substantial accounting, legal, and other overhead costs as a public company. If our offerings to customers are unsuccessful, result in insufficient revenue, or result in us not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

We may encounter numerous difficulties frequently encountered by companies in the early stage of operations.

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies. Historically, there has been a high failure rate among early-stage companies. Our future performance will depend upon a number of factors, including our ability to:

•        implement our growth strategy;

•        aggressively counter and respond to actions by our competitors;

•        pursue new users and maintain relationship with current users;

•        maintain adequate control of our expenses;

•        attract, retain and motivate qualified personnel;

•        react to user preferences and demands;

•        our ability to successfully implement, launch, and achieve market acceptance of our NFT products and to anticipate and manage the risks associated therewith; and

•        regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

We may be unable to manage our growth or implement our expansion strategy.

We may not be able to develop our product or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational, and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel, or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

We will need additional debt or equity financing in the future.

While we expect to be able to generate operating revenues from the sale of our video digital products, our operating revenues will not be sufficient to finance our operations including our marketing efforts. Accordingly, we will need to obtain additional financing to operate and fully implement our business plan and aggressive growth strategy. There can be no assurance that any additional financing will be available to us or, if available, that such financing will be on terms acceptable to us. If we obtain additional financing through the issuance of equity or convertible debt securities, it may be significantly dilutive to our shareholders and such additional equity or convertible debt securities may have rights, preferences, or privileges senior to those of our Common Stock. In addition, our ability to issue debt securities or to service any debt may also be limited by our inability to generate consistent cash flow. If additional financing is not available on acceptable terms, we may not be able to fund our on-going operations or any future expansion of our business, develop or enhance our products or services, or respond effectively to competitive pressures. The inability to raise additional capital in the future may force us to curtail future business opportunities or cease operations entirely.

If we are unable to obtain additional funding when needed, our business operations will be harmed, and if we do obtain additional financing, our then-existing shareholders may suffer substantial dilution.

As we take steps in the commercialization and marketing of our technologies, or respond to potential opportunities and/or adverse events, our working capital needs may change. We anticipate that if our cash and cash equivalents are insufficient to satisfy our liquidity requirements, we will require additional funding to sustain our ongoing operations and to continue our research and development activities. We do not have any contracts or commitments for additional funding, and there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all, if needed. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to conduct business operations. If we are unable to obtain additional financing to finance a revised growth plan, we will likely be required to curtail such plans or cease our business operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We are dependent on the services of certain key management personnel, employees, and advisors. If we are unable to retain or motivate such individuals or hire qualified personnel, we may not be able to grow effectively.

We depend on the services of a number of key management personnel, employees, and advisors and our future performance will largely depend on the talents and efforts of such individuals. We do not currently maintain “key person” life insurance on any of our employees. The loss of one or more of such key individuals, or failure to find a suitable successor, could hamper our efforts to successfully operate our business and achieve our business objectives. Our future success will also depend on our ability to identify, hire, develop, motivate, and retain highly skilled personnel. Competition in our industry for qualified employees is intense, and our compensation arrangements may not always be successful in attracting new employees and/or retaining and motivating our existing employees. Future acquisitions by us may also cause uncertainty among our current employees and employees of the acquired entity, which could lead to the departure of key individuals. Such departures could have an adverse impact on the anticipated benefits of an acquisition.

We may continue to incur substantial losses and negative operating cash flows and may not achieve or maintain positive cash flow or profitability in the future.

We have incurred significant losses and negative operating cash flow from inception and may continue to incur significant losses and negative operating cash flow into the future. In order to reach our business growth objectives, we expect to incur significant sales, marketing, software development and other operating costs, including costs associated with the expansion of our personnel. As a result, we will need to generate and grow our revenues significantly to achieve positive cash flow and profitability. There can be no assurance that we will be successful in generating and increasing our revenues or that we can achieve or maintain positive cash flow or profitability. The uncertainties regarding the commencement of adequate commercial revenues raise substantial doubt about our ability to continue as a going concern.

Our Platform is currently under development and no assurance can be given that our Platform will be accepted by others or generate sufficient interest.

Our proposed Platform is currently under development. It is our intent that the Platform will (i) support our owned- and-operated games; (ii) provide third-party game creators and publishers with the ability to integrate our NFT marketplace; and (iii) create a unified environment where all the games and users on our Platform can participate in promotions, opportunities, and various experiences. Failure to develop a robust Platform will adversely affect our business objectives.

Our business will be intensely competitive. We may not deliver successful and engaging games, or players and consumers may prefer our competitors’ products over our own.

We operate in a competitive environment that is characterized by price fluctuation and technological change. We will compete with major international and domestic companies. Some of our current and future potential competitors may have greater market recognition and customer bases, longer operating histories, and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. In addition, competitors may be developing similar technologies with a cost similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of blockchain-based games and NFT products than we can..

The Platform is based on new and unproven technologies and is subject to the risks of failure inherent in the development of new products and services.

Because the Platform is based on certain new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that:

•        the Platform may not gain market acceptance;

•        proprietary rights of third parties may preclude us from marketing a new product or service;

•        the Platform may not receive the exposure required to obtain new users; or

•        third parties may market superior products or services.

Digital ecosystems, including offerings of digital assets, is evolving, and uncertain, and new regulations or policies may materially adversely affect our development.

The technologies supporting these digital assets like blockchain and NFTs are new and rapidly evolving. To the extent these technologies become more widely utilized in the industry, our revenues could be negatively impacted. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may not experience significant growth of our business. Regulation of digital assets like cryptocurrencies, blockchain technologies, NFTs, and cryptocurrency exchanges is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Regulation also varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of tokens generally and the technology behind them or the means of transacting in or transferring them. The regulatory regime governing blockchain technologies, NFTs, cryptocurrencies, digital assets, utility tokens, security tokens and offerings of digital assets is uncertain, and new regulations or policies may materially adversely affect our development and our value if we materially embrace digital assets and cryptocurrencies in the future.

Marketplace demand of the NFTs is unpredictable.

The appetite in the marketplace is unpredictable as it is related to NFTs and may change over time. The trading of NFTs in the open market and use in gameplay are based purely on marketplace demand.

We may not be able to adequately evaluate the risks associated with our planned NFT marketplace.

Our planned Platform may not be successful and may expose us to legal, regulatory, and other risks. Given the nascent and evolving nature of cryptocurrencies, NFTs, and our Platform, we may be unable to accurately anticipate or adequately address such risks or the potential impact of such risks. The occurrence of any such risks could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

As the market for NFTs is relatively nascent, it is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact our business and our Platform. Further, market acceptance of NFTs is uncertain as buyers may be unfamiliar or uncomfortable with digital assets generally, how to transact in digital assets, or how to assess the value of NFTs. The launch of our Platform also subjects us to risks similar to those associated with any new platform offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch our new Platform offering, creator and buyer acceptance, technical issues with the operation of our new Platform, and legal and regulatory risks as discussed above. We believe these risks may be heightened with respect to our Platform, as NFTs are still considered a relatively novel concept. If we fail to accurately anticipate or manage the risks associated with our Platform or with our facilitation of cryptocurrency transactions, or if we directly or indirectly become subject to disputes, liability, or other legal or regulatory issues in connection with our Platform or cryptocurrency transactions, our Platform may not be successful and our business, financial condition, results of operations, reputation, and prospects could be materially harmed. See “If we fail to successfully expand the features, services, and offerings on our online marketplace, our ability to grow our business may suffer.”

Our industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business may be negatively impacted.

Technology changes rapidly in the interactive entertainment industry. We must continually anticipate and adapt to emerging technologies, such as cloud-based game streaming, and business models, such as free-to-play and subscription-based access to a portfolio of interactive content, to stay competitive. Forecasting the financial impact of these changing technologies and business models is inherently uncertain and volatile. Supporting a new technology or business model may require partnering with a new platform, business, or technology partner, which may be on terms that are less favorable to us than those for traditional technologies or business models. If we invest in the development of interactive entertainment products for distribution channels that incorporate a new technology or business model that does not achieve significant commercial success, whether because of competition or otherwise, we may not recover the often-substantial up-front costs of developing and marketing those products, or recover the opportunity cost of diverting management and financial resources away from other products or opportunities. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both.

If, on the other hand, we elect not to pursue the development of products incorporating a new technology, or otherwise elect not to pursue new business models that achieve significant commercial success, it may have adverse consequences. It may take significant time and expenditures to shift product development resources to that technology or business model, and it may be more difficult to compete against existing products incorporating that technology or using that business model.

Negative perceptions about our business, products, and services and the communities within our products and services may damage our business, and we may incur costs to address concerns.

Expectations regarding the quality, performance and integrity of our products and services are high. Negative responses about our products and services may not be foreseeable. We also may not effectively manage these responses because of reasons within or outside of our control. For example, we have included in certain games the ability for players to purchase digital items, including in some instances virtual “packs”, “boxes” or “crates” that contain variable digital items. The inclusion of variable digital items in certain games has the possibility of creating a negative perception of gameplay fairness or other negative perceptions, our reputation and brand could be harmed and revenue could be negatively impacted.

In addition, we aim to offer our players safe, inclusive and fulfilling online communities. We may not be able to maintain healthy, long-term online communities within our games and services as a result of the use of those communities as forums for harassment or bullying, our inability to successfully discourage overuse of our games and services or overspending within our games and services, or the successful implementation of cheating programs. Although we expend resources, and expect to continue to expend resources, to maintain healthy online communities, our efforts may not be successful due to scale, limitations of existing technologies or other factors.

In the event that there is negative sentiment about gameplay fairness, our online communities, our business practices, business models or game content, it can lead to investigations or increased scrutiny from governmental bodies and consumer groups, as well as litigation, which, regardless of their outcome, may be costly, damaging to our reputation and harm our business.

We may become involved in legal proceedings that may result in adverse outcomes.

We may become subject to claims, suits, government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, tax, labor and employment, commercial disputes, content generated by our users, goods and services offered by advertisers or publishers using our platforms, and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for our pending litigation is a complex, fact-intensive process that requires significant judgment. It is possible that a resolution of one or more such proceedings could result in substantial fines and penalties that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period. These proceedings could also result in criminal sanctions, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, requiring a change in our business practices, or requiring development of non-infringing products or technologies, which could also adversely affect our business and results of operations.

Our business is subject to economic, market and geopolitical conditions.

Our business is subject to economic, market, public health, and geopolitical conditions which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession, and other macroeconomic conditions, including those resulting from public health outbreaks such as the COVID-19 pandemic and geopolitical issues could have a material adverse impact on our business and operating results. In February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our platform, adversely affect our ability to conduct ongoing and future business, and adversely affect our ability to commercialize our products in this region. Currently, none of our platform development or business activities are conducted directly or otherwise in Russia or Ukraine. In addition, the United Kingdom’s departure from the European Union has caused economic and legal uncertainty in the region and may result in macroeconomic conditions that adversely affect our business.

We are particularly susceptible to market conditions and risks associated with the entertainment industry, which, in addition to general macroeconomic downturns, also include the popularity, price and timing of our games, changes in consumer demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

Catastrophic events may disrupt our business.

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, including our or our partners’ information technology and network systems, a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services. The health and safety of our employees, players, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing against our business strategies or cause a decrease in consumer demand for our products and services. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. The COVID-19 pandemic could disrupt out ability to conduct normal business operations. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

We may not meet our product and live service development schedules and live service release schedule may be delayed, cancelled, or poorly received.

Our ability to meet product development schedules is affected by a number of factors both within and outside our control, including feedback from our players, the creative processes involved, the coordination of large and sometimes geographically dispersed development teams, the complexity of our products and the platforms for which they are developed, the need to fine-tune our products prior to their release and, in certain cases, approvals from third parties. Any failure to meet anticipated production or release schedules likely would result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development and/or marketing expenses, harm our profitability, and cause our operating results to be materially different than anticipated. If we miss key selling periods for products or services, particularly the fiscal quarter ending in December, for any reason, including product delays or product cancellations our sales likely will suffer significantly.

Risks Related to Information Technology Systems, Intellectual Property and Privacy Laws

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our Traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We face the risk of fraud

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities, and there is a risk that our products may be used for those purposes either by our customers or our employees or contractors. This may be especially true when dealing with cryptocurrencies, which by design, may be difficult or impossible to trace. While we believe that our systems, both computer and procedural, afford an adequate degree of protection against fraudulent activities, if such protection is not effective in all cases, is circumvented or if we fail to implement updated controls and procedures or to counter new fraud techniques, we could lose the confidence of our customers and our reputation could be damaged. Moreover, any failure to protect ourselves and our customers from fraudulent activity, could result in reputational damage and could materially adversely affect our operations, financial performance and prospects. Failure to adequately monitor and prevent money laundering and other fraudulent activity could also result in civil or criminal liability.

We use open-source software in connection with certain of our games and services which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open-source software in connection with some of the games and services we offer. Some open-source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open-source software. Were it determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games or products, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our game development efforts, any of which could negatively impact our business.

We rely on third-party providers for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our products. Any disruption in the services provided by such third-party provider could adversely affect our business.

Our products are hosted from, and use computing infrastructure, secure network connectivity, and other technology-related services provided by third-party providers. We do not control the operations of these third-party provider or own the equipment used to provide such services. Because we cannot easily switch between cloud providers, any disruption of or interference, for example, due to natural disasters, cyber-attacks, terrorist attacks, power losses, telecommunications failures, or similar events, would impact our operations and may adversely affect our business, financial condition, operating results and cash flows. In addition, these providers have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements on commercially reasonable terms or develop our blockchain capabilities, we may be required to transition to a new provider, and we may incur significant costs and possible service interruption in connection with doing so.

In addition, these providers may take actions beyond our control that could seriously harm our business, including:

•        discontinuing or limiting our access to its cloud platform

•        increasing pricing terms;

•        terminating or seeking to terminate our contractual relationship altogether;

•        establishing more favorable relationships or pricing terms with one or more of our competitors; and

•        modifying or interpreting its terms of service or other policies in a manner that impacts our ability to run our business and operations.

Cloud hosting providers have broad discretion to change and interpret their terms of service and other policies with respect to us, and those actions may be unfavorable to us. They may also alter how we are able to process data on their respective cloud platforms. If changes or interpretations are made that are unfavorable to us, our business could be seriously harmed.

We may not be able to secure all rights to our intellectual property or our rights may be subject to claims of infringement by others and other issues affecting production.

We will rely on a combination of trade secret, trademark, and copyright laws, as well as employee and third-party non-disclosure agreements and other protective measures, to protect intellectual property rights pertaining to our products and technologies both in the U.S. and abroad. There can be no assurance, however, that these measures will provide meaningful protection of our technology, trade secrets, know-how or other intellectual property in the event of any unauthorized use, misappropriation, or disclosure. There can also be no assurance that others will not independently develop similar technologies or duplicate any technology that we develop or have developed without violating our intellectual property rights. In addition, there can be no assurance that our intellectual property rights will be held to be valid, will not be successfully challenged or will otherwise be of value. In the event that we are subject to a claim of intellectual property infringement, whether it be patent, copyright or trademark, the cost of defending such a claim, even if partly covered by insurance, will be significant and will have a material adverse effect on our financial results.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services which would harm our competitive position.

Our success, in part, depends upon our proprietary technology. We have various forms of intellectual property including patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. However, we cannot provide any assurance that patent applications that we file will ultimately result in an issued patent or, if issued, that they will provide sufficient protections for our technology against competitors. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

Our planned Platform may raise issues regarding third party intellectual property rights.

NFTs raise various intellectual property law considerations, including adequacy and scope of assignment, licensing, transfer, copyright, and other right of use issues. The creator of an NFT will often have all rights to the content of the NFT and can determine what rights to assign to a buyer, such as the right to display, modify, or copy the content. To the extent we are directly or indirectly involved in a dispute between creators and buyers on our Platform, it could materially and adversely affect the success of our Platform and harm our business and reputation.

Our planned Platform may face cybersecurity risks.

NFTs in general, and our Platform specifically, may also be an attractive target for cybersecurity attacks. For example, a perpetrator could seek to obtain the private key associated with a digital wallet holding an NFT to access and sell the NFT without valid authorization, and the owner of the NFT may have limited recourse due to the nature of blockchain transactions and of cybercrimes generally. NFT marketplaces, including our Platform, may also be vulnerable to attacks where an unauthorized party acquires the necessary credentials to access user accounts. The safeguards we have implemented or may implement in the future to protect against cybersecurity threats may be insufficient. If our Platform were to experience any cyberattacks, it could negatively impact our reputation and market acceptance of our platform.

The laws and regulations concerning data privacy are continually evolving. Failure to comply with these laws and regulations could harm our business.

We will collect and store information about our consumers, including consumers who play our games. In addition, we collect and store information about our employees. We will be subject to laws from a variety of jurisdictions regarding privacy and the protection of this information, including the E.U.’s General Data Protection Regulation (the “GDPR”), the U.S. Children’s Online Privacy Protection Act (“COPPA”), which regulates the collection, use, and disclosure of personal information from children under 13 years of age, and the California Consumer Privacy Act. Failure to comply with any of these laws or regulations may increase our costs, subject us to expensive and distracting government investigations, and result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future and may be inconsistent from jurisdiction to jurisdiction. For example, the E.U. has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy and protection regulations, including those imposed under the GDPR. The U.S. government, including the Federal Trade Commission and the Department of Commerce, as well as various U.S. state governments, are continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices. Complying with emerging and changing laws could require us to incur substantial costs or impact our approach to operating and marketing our games. Due to the rapidly changing nature of these data privacy protection laws, there is not always clear guidance from the respective governments and regulators regarding the interpretation of the law, which may create the risk of an inadvertent violation. For example, the California legislature recently passed the California Consumer Privacy Act and the E.U. has proposed further reforms to its existing data protection legal framework, in addition to the GDPR, which may further change our compliance obligations. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers and external data processors to assist us in ensuring compliance with these various types of regulations, and a violation by one of these third parties may also subject us to government investigations and result in substantial fines.

Player interaction with our games will be subject to our privacy policies, end user license agreements (“EULAs”), and terms of service. If we fail to comply with our posted privacy policies, EULAs, or terms of service, or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition, and harm our business. If regulators, the media, consumers, or employees raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, negatively impact our financial condition, or damage our business.

Our business will be subject to complex and prescriptive regulations regarding consumer protection and data privacy practices, and could be adversely affected if our consumer protection, data privacy and security practices are not adequate, or perceived as being inadequate.

We will be subject to global data privacy, data protection, localization, security and consumer-protection laws and regulations worldwide. These laws and regulations are emerging and evolving and the interpretation and application of these laws and regulations often are uncertain, contradictory, and changing. The failure to maintain data practices that are compliant with applicable laws and regulations, or evolving interpretations of applicable laws and regulations, could result in inquiries from enforcement agencies or direct consumer complaints, resulting in civil or criminal penalties, and could adversely impact our reputation and brand. In addition, the operational costs of compliance with these regulations are high and will likely continue to increase.

Even if we remain in strict compliance with applicable laws and regulations, consumer sensitivity to the collection and processing of their personal information continues to increase. Any real or perceived failures in maintaining acceptable data privacy practices, including allowing improper or unauthorized access, acquisition or misuse and/or uninformed disclosure of consumer, employee and other information, or a perception that we do not adequately secure this information or provide consumers with adequate notice about the information that they authorize us to collect and disclose could result in brand, reputational, or other harms to the business, result in costly remedial measures, deter current and potential customers from using our products and services and cause our financial results to be materially affected.

Third party vendors and business partners receive access to certain information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational and financial harm to them and us, negatively impact our ability to offer our products and services, and could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability, reputation and brand, and cause our financial results to be materially affected.

Digital ecosystems, including offerings of digital assets, are evolving, and uncertain, and new regulations or policies may materially adversely affect our development.

The technologies supporting these digital assets like blockchain and NFT are new and rapidly evolving. To the extent these technologies become more widely utilized in the industry, our revenues could be negatively impacted. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may not experience significant growth of our business. Regulation of digital assets like, cryptocurrencies, blockchain technologies, NFTs and cryptocurrency exchanges, is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Regulation also varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of tokens generally and the technology behind them or the means of transacting in or transferring them. The regulatory regime governing blockchain technologies, NFTs, cryptocurrencies, digital assets, utility tokens, security tokens and offerings of digital assets is uncertain, and new regulations or policies may materially adversely affect our development and our value if we materially embrace digital assets and cryptocurrencies in the future.

The sale of NFTs on our platform could be determined to be the unregistered sale of securities.

The public sale of securities may only be effected on securities exchanges that are registered with the SEC and pursuant to offerings registered with the SEC. There is regulatory uncertainty with respect to whether certain NFTs could be considered securities. If NFTs sold on our NFT marketplace were deemed to be securities, we would be in violation of securities laws for engaging in transactions regarding unregistered securities. Such a determination could lead to an enforcement action by the SEC and result in fines and other penalties and have a negative impact on our business.

Risks Related to Cryptocurrencies

Risks relating to our decision to accept cryptocurrency as a form of payment may subject us to exchange risk and additional tax and regulatory requirements.

We will accept various cryptocurrencies, as a form of payment for purchases on our Platform, in which case we would be subject to additional regulatory requirements.

Cryptocurrencies are not currently considered legal tender or backed by any government. The prices of digital assets have been in the past and may continue to be highly volatile, including as a result of various associated risks and uncertainties. For example, the prevalence of such assets is a relatively recent trend, and their long-term adoption by investors, consumers and businesses is unpredictable. Moreover, their lack of a physical form, their reliance on technology for their creation, existence and transactional validation and their decentralization may subject their integrity to the threat of malicious attacks and technological obsolescence. As intangible assets without centralized issuers or governing bodies, digital assets have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities, as well as human errors or computer malfunctions that may result in the loss or destruction of private keys needed to access such assets.

We may not accept such cryptocurrency payments directly, but would use a third party vendor to accept and process any such cryptocurrency payments on our behalf. Such third-party vendor may then immediately convert the cryptocurrency into U.S. dollars so that we would receive payment in U.S. dollars. However, the regulatory environment covering the acceptance of cryptocurrencies is still evolving and the extent to which we would be responsible for any decrease in the value of such cryptocurrencies after the customer has tendered the funds but prior to its delivery to us in U.S. dollars has not been established.

We may also hold cryptocurrencies directly, and we have exchange rate risk in the amounts we hold as well as the risks that regulatory or other developments may adversely affect the value of the cryptocurrencies we hold. There is substantial uncertainty regarding legal and regulatory requirements relating to cryptocurrencies or transactions utilizing cryptocurrencies. These uncertainties, as well as potential accounting and tax issues, or other requirements relating to cryptocurrencies could have a material adverse effect on our business.

Furthermore, it is unclear the extent to which accepting cryptocurrency would subject us to additional money laundering regulations, KYC procedures or other laws or to additional taxation. If we fail to comply with prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences.

Acceptance and/or widespread use of cryptocurrency is uncertain.

Currently, there is a relatively small use of cryptocurrencies in the retail and commercial marketplace for goods or services. In comparison, there is relatively large use by speculators contributing to price volatility.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions, such as a result of a cybersecurity breach against our cryptocurrency holdings, could adversely affect our investments and assets. This is because cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. Further, it is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. If an errant or fraudulent transaction in our cryptocurrency holdings were to occur, we would have very limited means of seeking to reverse the transaction or seek recourse. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Therefore, scaling cryptocurrencies will be essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business. Many cryptocurrency networks face significant scaling challenges, such as limitations on how many transactions can occur per second. There can be no guarantee that any of the systems in place or being considered to increasing the scale of settlement of cryptocurrency transactions will be effective, or how long they will take to become effective, which could adversely affect an investment in our securities.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking cryptocurrency markets.

The global market for cryptocurrency is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain cryptocurrencies are mined permit the creation of a limited, predetermined amount of digital currency, while others have no limit established on total supply. Increased numbers of miners and deployed mining power globally will likely continue to increase the available supply of cryptocurrencies, which may depress their market price. Further, large “block sales” involving significant numbers of cryptocurrency following appreciation may also increase the supply of cryptocurrency available on the market, which, without a corresponding increase in demand, may cause its price to fall. Additionally, to the extent that other vehicles investing in cryptocurrencies or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for cryptocurrencies, large redemptions of the securities of those vehicles and the subsequent sale of cryptocurrencies by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the cryptocurrency inventory we hold. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine.

Because there has been limited precedent set for financial accounting for cryptocurrency assets, the determinations that we have made for how to account for cryptocurrency assets transactions may be subject to change.

Because there has been limited precedent set for the financial accounting for cryptocurrency assets and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for cryptocurrency transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change the accounting methods we currently intend to employ in respect of our anticipated revenues and assets and restate any financial statements produced based on those methods. Such a restatement could adversely affect our business, prospects, financial condition and results of operation.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that provide cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to maintain these services for our business.

The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks and financial institutions willing to provide them services may decrease the usefulness of cryptocurrencies as a payment system and harm public perception of cryptocurrencies. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses providing cryptocurrency-related services. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and commodities exchanges, the over the counter market and the Depository Trust Company. Such factors would have a material adverse effect on our business, prospects, financial condition, and operating results.

Regulatory changes or actions may restrict the use of cryptocurrencies in a manner that adversely affects an investment in us.

As cryptocurrencies have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, the Commission, FinCEN and the Federal Bureau of Investigation) have begun to examine cryptocurrencies. On March 9, 2022 President Biden signed an executive order on cryptocurrencies. While the executive order did not mandate any specific regulations, it instructs various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. Central Bank digital currency. Future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability. Digital assets currently face an uncertain regulatory landscape in not only the United States but also in such foreign jurisdictions as the European Union and China. While certain governments such as Germany, have issued guidance as to how to treat cryptocurrencies, most regulatory bodies have not issued specific policy determinations. Future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability, but such change could be substantial and adverse to us and could adversely affect an investment in us.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, several countries continue taking regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these cryptocurrency assets or to exchange for fiat currency. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on us, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors.

Cryptocurrencies, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

Flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine or otherwise acquire or hold for our own account.

Political or economic crises may motivate large-scale sales of cryptocurrencies, which could result in a reduction in values of cryptocurrencies and adversely affect an investment in us.

Geopolitical crises such as Russia’s recent invasion of Ukraine may motivate large-scale sales of cryptocurrencies, which could rapidly decrease the price of cryptocurrencies. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events, including the war in Ukraine or other crises which may arise in the future. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in cryptocurrency values and could adversely affect an investment in us.

We may lose our private key to our digital wallet, causing a loss of all of our digital assets.

Digital assets, such as cryptocurrencies, are stored in a so-called “digital wallet”, which may be accessed to exchange a holder’s digital assets, and is controllable by the processor of both the public key and the private key relating to this digital wallet in which the digital assets are held, both of which are unique. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets, which are stored in the possession of certain of our officers. If the private key is lost, destroyed, or otherwise compromised, we may be unable to access our cryptocurrencies held in the related digital wallet which will essentially be lost. If the private key is acquired by a third party, then this third party may be able to gain access to our cryptocurrencies. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to continue as a going concern or could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to Regulatory Changes

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and audit our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and consolidated financial statements.

In addition, changes to U.S. federal, state or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

Our planned NFT-related products may face regulatory scrutiny.

We are developing a Platform where creators can make blockchain-encrypted design items, such as artwork, available as NFTs for digital purchase through our own marketplace. NFTs are digital assets recorded on a blockchain ledger for verification of authenticity and ownership of a unique digital asset, such as artwork. Given the increased scrutiny of digital assets as well as cryptocurrencies for regulatory and anti-money laundering purposes, it is possible that the United States and other jurisdictions will engage in increased scrutiny and regulation of NFTs and our business. While NFTs and cryptocurrencies are similar in that both are based on blockchain technology, unlike cryptocurrency units, which are fungible, NFTs have unique identification codes and represent content on the blockchain. The record of ownership of the NFT, which establishes authenticity and may also carry other rights, cannot be duplicated. As NFTs are a relatively new and emerging type of digital asset, the regulatory, commercial, and legal framework governing NFTs (as well as cryptocurrencies) is likely to evolve both in the United States and internationally and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, sanctions, and currency, commodity, and securities law implications.

Our Platform may be subject to regulation by financial regulators.

NFTs, in general, and our Platform may also be subject to regulations of the Financial Crimes Enforcement Network (”FinCEN”) of the U.S. Department of Treasury and the Bank Secrecy Act. Further, the Office of Foreign Assets Controls (“OFAC”) has signaled sanctions could apply to digital transactions and has pursued enforcement actions involving cryptocurrencies and digital asset accounts. The nature of many NFT transactions also involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology. In addition, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which NFTs have some similarities, fall within the definition of “commodities.” If NFTs were deemed to be a commodity, NFT transactions could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted. Moreover, if NFTs were deemed to be a “security”, it could raise federal and state securities law implications, including exemption or registration requirements for marketplaces for NFT transactions, sellers of NFTs, and the NFT transactions themselves, as well as liability issues, such as insider trading or material omissions or misstatements, among others. NFT transactions may also be subject to laws governing virtual currency or money transmission. For example, New York has legislation regarding the operation of virtual currency businesses. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. Our launch and operation of our Platform (including our facilitation of transactions in Ether, a cryptocurrency, in connection therewith) expose us to the foregoing risks, among others, any of which could materially and adversely affect the success of our Platform and harm our business, financial condition, results of operations, reputation, and prospects.

Our facilitation of transactions in cryptocurrencies such as Ether on our Platform exposes us to risks under U.S. and foreign tax laws.

Although under U.S. federal tax laws, cryptocurrencies are currently considered property versus currency, we are obligated to report transactions involving cryptocurrencies in U.S. dollars and must determine their fair market value on each transaction date. The U.S. federal taxing authorities have issued limited guidance on cryptocurrency transactions. The current guidance treats the use of cryptocurrency to purchase a NFT as a taxable disposition of the cryptocurrency, which subjects the holder to taxable gain that such holder must report for federal and state tax purposes. Similarly, a seller of a NFT is subject to tax on the sale of the NFT. Congress is currently proposing legislation that could require us to report such transactions to the IRS. Our failure to accurately record or report the cryptocurrency and NFT sales transacted through our Platform, or held by us, would expose us to adverse tax consequences, penalties, and interest. Moreover, the IRS, in connection with audits of cryptocurrency exchanges, has successfully sued to obtain account holder transaction and tax information. The applicability of tax laws in the United States and foreign jurisdictions with respect to cryptocurrency and NFTs will continue to evolve. This uncertainty increases the risk of non-compliance with tax laws, which in turn could result in adverse tax consequences, penalties, investigations or audits, litigation, account holder lawsuits, or the need to revise or restate our financial statements and associated consequences therewith, among other things. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

Government regulations applicable to us may negatively impact our business.

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to consumer protection, protection of minors, content, advertising, localization, information security, intellectual property, competition and taxation, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. For example, the

World Health Organization recently included “gaming disorder” in the 11th Revision of the International Classification of Diseases, prompting discussion and consideration of legislation and policies aimed at mitigating the risk of overuse of, and overspending within, video games. These laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in applicable laws or changes to interpretation. Any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

Certain of our business models will be subject to new laws or regulations or evolving interpretations and application of existing laws and regulations, including those related to gambling. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories. New laws — each of which could vary significantly across jurisdictions — could subject us to additional regulation and oversight, cause us to further limit or restrict the sale of our products and services or otherwise impact our products and services, lessen the engagement with, and growth of, profitable business models, and expose us to increased compliance costs, significant liability, fines, penalties and harm to our reputation and brand.

We may be subject to laws in certain foreign countries, and adhere to industry standards in the United States, that mandate rating requirements or set other restrictions on the advertisement or distribution of interactive entertainment software based on content. In addition, certain foreign countries allow government censorship of interactive entertainment software products. Adoption of ratings systems, censorship or restrictions on distribution of interactive entertainment software based on content could harm our business by limiting the products we are able to offer to our consumers. In addition, compliance with new and possibly inconsistent regulations for different territories could be costly, delay or prevent the release of our products in those territories.

Risks Related to the Offering and Our Common Stock

A sustained, active trading market for our securities may not develop or be maintained which may limit investors’ ability to sell shares at all or at an acceptable price.

As we are in our early stage of development, an investment in our Company will likely require a long-term commitment, with no certainty of return. There is currently no trading market for our securities and we cannot predict whether an active market for our securities will ever develop or be sustained in the future. In the absence of an active trading market:

•        investors may have difficulty buying and selling or obtaining market quotations;

•        market visibility for our securities may be limited; and

•        a lack of visibility for our securities may have a depressive effect on the market price for our Common Stock.

The lack of an active market impairs your ability to sell your securities at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire additional assets by using our securities as consideration.

Investors will be relying on management’s judgment regarding the use of proceeds from this investment and we may apply the proceeds to uses that may not increase the value of your investment or improve our operating results.

We expect to use the proceeds from this offering to further develop our services, software and product offerings, hire additional personnel, implement focused and targeted marketing efforts, and to fund general working capital needs. Although we have estimated allocations within these general categories, they are subject to change. Accordingly, our management will have broad discretion with respect to the use of the net proceeds from this investment and investors will be relying on the judgment of our management regarding the application of these proceeds. We have only made preliminary determinations of the amount of net proceeds to be used specifically for each of the targeted purposes based upon our current expectations regarding our financial performance and business needs for the foreseeable future. These expectations may prove to be inaccurate, as our financial performance may differ from our current expectations or our business needs may change as our business and our industry evolve. As a result, the proceeds we receive in this Offering may be used in a manner significantly different from our current allocation plans. We cannot assure you that the net proceeds will be used for purposes that ultimately increase our results of operations, business prospects or the value of your investment.

Investors in this offering will experience immediate and substantial dilution in net tangible book value (deficit).

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of an assumed            shares of Common Stock based on an assumed public offering price of $            per share, and after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $            per share. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

The price of our securities may fluctuate substantially.

You should consider an investment in our securities to be risky, and you should invest in our securities only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our Common Stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

•        sale of our Common Stock by our shareholders, executives, and directors;

•        volatility and limitations in trading volumes of our shares of Common Stock;

•        our ability to obtain financing;

•        the timing and success of introductions of new products by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors;

•        our ability to attract new customers;

•        changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of Common Stock by our shareholders;

•        our cash position;

•        announcements and events surrounding financing efforts, including debt and equity securities;

•        our inability to enter into new markets or develop new products;

•        reputational issues;

•        announcements of acquisitions, partnerships, collaborations, joint ventures, new products, capital commitments, or other events by us or our competitors;

•        changes in general economic, political and market conditions in or any of the regions in which we conduct our business;

•        changes in industry conditions or perceptions;

•        analyst research reports, recommendation and changes in recommendations, price targets, and withdrawals of coverage;

•        departures and additions of key personnel;

•        disputes and litigations related to intellectual properties, proprietary rights, and contractual obligations;

•        changes in applicable laws, rules, regulations, or accounting practices and other dynamics; and

•        other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our Common Stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment our securities or enhance shareholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders. If we do not invest or apply our cash in ways that enhance shareholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of Common Stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our products, or continue our operations.

There is no established trading market for our securities; further, our securities will be subject to potential delisting if we do not maintain the listing requirements of the NASDAQ Capital Market.

This offering constitutes our initial public offering of Common Stock. No public market for these securities currently exists. We intend to apply to list the shares of our Common Stock on the NASDAQ Capital Market, or NASDAQ. An approval of our listing application by NASDAQ will be subject to, among other things, our fulfilling all of the listing requirements of NASDAQ. Even if these shares are listed on NASDAQ, there can be no assurance that an active trading market for these securities will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriter and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering our Common Stock will trade at a price equal to or greater than the offering price.

In addition, NASDAQ has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from NASDAQ, would make it more difficult for shareholders to dispose of our securities and more difficult to obtain accurate price quotations on our securities. This could have an adverse effect on the price of our Common Stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Common Stock and/or other securities are not traded on a national securities exchange.

Our ability to have our securities traded on the NASDAQ is subject to us meeting applicable listing criteria.

We have applied for our Common Stock to be listed on the NASDAQ, a national securities exchange. The NASDAQ requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders’ equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from listing our Common Stock on the NASDAQ. In the event we are unable to have our shares traded on NASDAQ, our Common Stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than the NASDAQ. Our failure to have our shares traded on the NASDAQ could make it more difficult for you to trade our shares, could prevent our Common Stock trading on a frequent and liquid basis and could result in the value of our Common Stock being less than it would be if we were able to list our shares on the NASDAQ.

We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, applications and services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•        inability to integrate or benefit from acquired technologies or services in a profitable manner;

•        unanticipated costs or liabilities associated with the acquisition;

•        difficulty integrating the accounting systems, operations, and personnel of the acquired business;

•        difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•        difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support, or professional services model of the acquired company;

•        diversion of management’s attention from other business concerns;

•        adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•        the potential loss of key employees;

•        use of resources that are needed in other parts of our business; and

•        use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our Common Stock, our securities’ price and trading volume could decline.

The trading market for our securities may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if any of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Common Stock could decline. If one or more of our research analysts ceases to cover our business or fails to publish reports on us regularly, demand for our securities could decrease, which could cause the price of our Common Stock or trading volume to decline.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans.

The ability of a stockholder to recover all or any portion of such stockholder’s investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company, or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder’s investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that Common Stock holders will receive a distribution in such a case.

We do not intend to pay cash dividends on our shares of Common Stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and are able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an “emerging growth company” we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Financial reporting obligations of being a public company in the United States are expensive and time-consuming, and our management will be required to devote substantial time to compliance matters.

As a publicly traded company, we will incur significant additional legal, accounting and other expenses that we did not incur as a privately company. The obligations of being a public company in the United States require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Exchange Act and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the stock exchange on which our securities are listed. These rules require the establishment and maintenance of effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to implement, monitor and maintain compliance with. Moreover, despite recent reforms made possible by the JOBS Act, the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.

If we fail to comply with the rules under Sarbanes-Oxley related to accounting controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult.

Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting. If we fail to comply with the rules under Sarbanes-Oxley related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. If material weaknesses or significant deficiencies are discovered or if we otherwise fail to achieve and maintain the adequacy of our internal control, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our Common Stock could drop significantly.

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and audit our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and consolidated financial statements.

In addition, changes to U.S. federal, state, or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers, and each of our stockholders who owned greater than 5% of our outstanding Common Stock beneficially, as of March 29, 2022, own approximately 29.59% of our Common Stock outstanding immediately before this offering and            % of our Common Stock outstanding immediately after this offering stock. Accordingly, these stockholders have and will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, a merger, the consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with our other investors’ interests.

Our Articles of Incorporation, our Bylaws, and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change in control, which may cause our stock price to decline.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline. Our articles of incorporation, as amended, bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our Common Stock.

Certain provisions of our certificate of incorporation and Delaware law make it more difficult for a third party to acquire us and make a takeover more difficult to complete, even if such a transaction were in stockholders’ interest.

Our certificate of incorporation and the Delaware General Corporation Law contain certain provisions that may have the effect of making it more difficult or delaying attempts by others to obtain control of our Company, even when these attempts may be in the best interests of our stockholders. We also are subject to the anti-takeover provisions of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” unless the business combination is approved in a prescribed manner and prohibits the voting of shares held by persons acquiring certain numbers of shares without obtaining requisite approval. The statutes and our certificate of incorporation have the effect of making it more difficult to effect a change in control of our Company.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Nasdaq Capital Market or if the price of our Common Stock falls below $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, Inc. (“FINRA”), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock. As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder’s ability to resell shares, as well as overall liquidity, of our Common Stock.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our Common Stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•        had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

•        in the case of an initial registration statement under the Securities Act of 1933, as amended (“Securities Act”), or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

•        in the case of an issuer whose public float was zero, had annual revenues of less than $100.0 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we would provide only two years of financial statements; and we would not need to provide the table of selected financial data. We also would have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Common Stock less attractive to potential investors, and also could make it more difficult for our stockholders to sell their shares.

AS A RESULT OF THESE FACTORS, THE OFFERING IS ONLY SUITABLE FOR THOSE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE SECURITIES BEING OFFERED.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

•        our ability to obtain additional funds for our operations;

•        our financial performance, including our revenues, cost of revenues, operating expenses, and our ability to attain and sustain profitability;

•        our ability to attract and retain users;

•        our ability to attract and retain advertisers;

•        our ability to compete effectively with existing competitors and new market entrants;

•        our ability to successfully expand in our existing markets and penetrate new markets;

•        our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act, or JOBS Act;

•        our ability to effectively manage our growth, and future expenses;

•        our ability to maintain, protect, and enhance our intellectual property;

•        our ability to comply with modified or new laws and regulations applying to our business, competitors and industry;

•        our ability to attract and retain qualified key management and technical personnel; and

•        other risks and uncertainties, including those listed under the caption “Risk Factors.”

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, events, or circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors”. We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our Common Stock in this offering will be approximately $[______________] million, based on an initial public offering price of $[__________] per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $            million, based on an initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will allocate the gross proceeds from the Offering to product development, marketing, working capital and general corporate purposes. Additionally, we may use a portion of the proceeds to us for acquisitions of complementary businesses, technologies, or other assets. However, we have no commitments to use the proceeds from this Offering for any such acquisitions or investments at this time.

We believe that the net proceeds from this offering and our existing cash, cash equivalents, and investments will be sufficient to fund our current operations for at least twelve to eighteen months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash and cash equivalents.

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements or commitments with respect to any potential acquisition, investment or license.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and government securities.

MARKET FOR OUR COMMON SHARES AND RELATED SHAREHOLDER MATTERS

Our shares of Common Stock are not quoted on any market, and never have been.

As of March 29, 2022, we had 40 shareholders of record of our shares of Common Stock.

We intend to apply to list of our shares of Common Stock on the Nasdaq Capital Market under the symbol [“___”]. We cannot give any assurance that our application will be approved or that a trading market will develop.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our Common Stock, and we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law, and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2021, on:

•        an actual basis; and

•        on an as adjusted basis to reflect the sale and issuance of shares of our Common Stock by us in this offering, based upon the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

The as adjusted information in this table is unaudited and is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds,” “Summary Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as well as the financial statements and the notes included elsewhere in this prospectus.

	As of December 31, 2021
	Actual	As Adjusted(1)
Cash and cash equivalents	2,078,141
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value – 5,000,000 authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding as adjusted	—
Common Stock, par value $0.0001 – 50,000,000 shares authorized; 13,855,371 shares issued and outstanding, actual; shares authorized shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1,386
Additional paid-in capital	2,117,774
Subscription Receivable	(37,500)
Accumulated deficit	(12,555)
Total stockholders’ equity	2,069,405
Total capitalization	$2,078,141

____________

(1)      Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash, cash equivalents and accounts receivable, additional paid-in capital and total stockholders’ (deficit) equity by approximately $            million, assuming that the number of shares of our Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the amount of our cash, cash equivalents, and accounts receivable, additional paid-in capital and total stockholders’ (deficit) equity by approximately $            million, assuming an initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions payable by us.

The number of shares of Common Stock to be outstanding after this offering is based on 13,855,371 shares of Common Stock issued and outstanding as of December 31, 2021, and excludes the following:

•        2,500,000 shares of Common Stock reserved for future issuance under our 2022 Equity Incentive Plan;

Except as otherwise indicated herein, all information in this prospectus assumes the following:

•        no exercise of the outstanding options or warrants described above;

•        no exercise by the underwriter of their option to purchase additional shares to cover over-allotments, if any; and

•        no exercise of the representatives’ warrant.

DILUTION

If you invest in our shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per common share of in this offering and the as adjusted net tangible book value per share immediately after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities less debt discounts, by the number of our outstanding Common Stock as of December 31, 2021. Our historical net tangible book value as of December 31, 2021, was approximately $2,069,405 or $0.15 per share based upon shares of Common Stock outstanding on such date.

After giving effect to the sale of Common Stock, after deducting the underwriting discounts and commissions and estimated offering costs payable by us, our as adjusted net tangible book value (deficit) as of December 31, 2021, would have been approximately $            , or $            per common share. This represents an immediate increase in as adjusted net tangible book value of $            per share to existing shareholders and an immediate dilution of $            per share to investors purchasing our Common Stock in this offering at the assumed public offering price.

The following table illustrates per share dilution as of December 31, 2021:

Public offering price per share of Common Stock			$
Net tangible book value (deficit) per share as of December 31, 2021		$0.15
Increase in net tangible book value (deficit) per share attributable to this offering	$		$
Net tangible book value (deficit) per share after this offering			$
Dilution per share to investors participating in this offering			$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $            million, or approximately $            per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $            million, or approximately $            per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by approximately $            per share, assuming an initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be $            per share, and the dilution per share to new investors in this offering would be $            per share.

The following table summarizes the pro forma on an as adjusted basis as described above, as of December 31, 2021, the differences between the existing stockholders and new investors with respect to the number of shares of Common Stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,855,371%		$	%	$
New investors					$
Total		100.0%	$	$100.0%	$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $            million, assuming an initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of Common Stock to be outstanding after this offering is based on 13,855,371 shares of Common Stock issued and outstanding as of December 31, 2021, and excludes the following:

•        2,500,000 shares of Common Stock reserved for future issuance under our 2022 Equity Incentive Plan;

Except as otherwise indicated herein, all information in this prospectus assumes the following:

•        no exercise of the outstanding options or warrants described above;

•        no exercise by the underwriter of their option to purchase additional shares to cover over-allotments, if any; and

•        no exercise of the representatives’ warrant.

To the extent that any outstanding options are exercised, new options are issued under our share-based compensation plans or we issue additional shares of Common Stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with “Summary Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a gaming platform founded with a vision to develop, design, acquire, and manage conventional games and to combine these games with unconventional game mechanisms, such as the ability to create and mint unique in-game features, such as skins, characters, weapons, gear, levels, and virtual lands, in the form of non-fungible tokens, or “NFTs,” that will allow users to have unique experiences and more control over in-game assets.

We plan to initially launch our own proprietary games that are simple and fun to play, and that offer gamers the ability mint their own affordable NFTs, with unique and exclusive features, that can be utilized across the network of games and platform that we plan to build.

NFTs are a digital asset that can represent a unique real-world asset, such as art, music, in-game item or videos. NFTs are most commonly powered by smart contracts on the Ethereum blockchain. Ethereum is a decentralized blockchain platform that establishes a peer-to-peer network that securely executes and verifies application code, called smart contracts. “Smart contracts” is a term used to describe computer code that automatically executes all or parts of an agreement and is stored on a blockchain-based platform. In the case of in-game NFTs, these NFTs generally can be images, skins, virtual real estate, pets, or other items that can be owned and held in a digital wallet. A digital wallet (or e-wallet) is a software-based system that securely stores users’ payment information and passwords for numerous payment methods and websites. Currently, NFTs are being used to sell a wide range of virtual collectibles, including:

•        virtual sports trading cards and video clips;

•        music and album cover art;

•        art, memes or other digital images;

•        in-game assets; and

•        virtual real estate, fashion, and other real-world representations in the metaverse, a virtual-reality space in which users can interact with a computer-generated environment and other users.

Our goal is to develop a robust digital gaming platform (the “Platform”) that brings together gamers, developers and publishers, and which incorporates and offers them the ability to augment their games and gaming experiences with unique and exclusive features, as well as the opportunity to earn rewards and participate in other opportunities. The Platform is intended to includes a wide variety of games that span various genres, including role-playing (RPG/ARPG), sports, simulation, puzzles, action-adventures, shooters (FPS/TPS), battle arena, fighting, and other skill-based games.

We believe that the ability to mint and use NFTs in-game that are distinguishable and tamper-proof offers gamers more power over their asset and gamers the ability to have rare, unique and exciting experiences.

Basis of Presentation

The financial statements contained herein have been prepared in accordance with GAAP and the requirements of the Securities and Exchange Commission (“SEC”).

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates if conditions differ from our assumptions. While our significant accounting policies are more fully described in Note 2 in the “Notes to Financial Statements”, we believe the following accounting policies are critical to the process of making significant judgments and estimates in preparation of our financial statements.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, valuation of warrants issued with debt, and the value of stock-based compensation expenses.

Revenue recognition

The Company will recognize revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company will further analyze its revenue recognition policy when it enters into revenue producing customer contracts.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non-employee, and director services received in exchange for an award based on the grant-date fair value of the award.

Reincorporation

We were originally incorporated in the State of Wyoming on October 27, 2021 (“NFT Wyoming’). On March 29, 2022, the Board of Directors of the Company approved, subject to shareholder approval, a Plan of Conversion, pursuant to which the Company will convert from a corporation incorporated under the laws of the State of Wyoming to a corporation incorporated under the laws of the State of Delaware (the “Reincorporation”), and such approval includes the adoption of the Certificate of Incorporation (the “Delaware Certificate”) and the Bylaws (the “Delaware Bylaws”) for the Company under the laws of the State of Delaware, under the name, “The NFT Gaming Company, Inc.,” to become effective with the effectiveness of the Reincorporation. On March 29, 2022, we received majority shareholder approval. On March 30, 2022, we completed the Reincorporation by filing the Delaware Certificate with the State of Delaware.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we may be exposed to market risk of the sort that could arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Recently Issued Accounting Pronouncements

Refer to the notes to the audited financial statements.

Results of Operations From October 27, 2021 (Inception) to December 31, 2021

Revenue

We did not generate any revenues from October 27, 2021 (inception) to December 31, 2021, and we do not anticipate that we will generate revenue for the foreseeable future. Once we achieve a critical mass of users, we will offer new features and will charge fees in order to generate revenues from these added features.

Cost of goods sold

We remain in developmental stage and, in conjunction with not having any operational revenue, we have incurred no Cost of Goods and Services Sold.

General and administrative expenses

General and administrative expenses from October 27, 2021 (inception) to December 31, 2021, were $5,445 and primarily consisted of the following expense categories: software license fees, web and internet costs, and general offices expenses.

Research and Development fees

From October 27, 2021 (inception) to December 31, 2021, we reported research and development fees of $6,810.

Net Loss

For the foregoing reasons, our net loss from October 27, 2021 (inception) to December 31, 2021 was $12,255.

Liquidity, Capital Resources and Plan of Operations

As of December 31, 2021, we had cash totaling approximately $2,078,141.

Going Concern Consideration

We were incorporated on October 27, 2021, and have not generated revenues to date. For the year and period ended December 31, 2021, we had a net loss of $12,255, and will require additional capital in order to operate in the normal course of business and implement its business plan. In addition we have incurred net cash used in operations of $3,519 for the year ended December 31, 2021. We have an accumulated deficit of $12,255 at December 31, 2021, and have not generated revenues since inception. While these circumstances cause substantial doubt about our ability to continue as a going concern, we believe that the actions presently being taken provide the opportunity for us to continue as a going concern. In addition, we believe our existing cash balance is sufficient to fund our ongoing working capital, investing, and financing requirements for at least the next 12 months. The ability for us to continue as a going concern is dependent on our ability to further implement our business plan, raise capital, and generate revenues once we achieve a critical mass and begin to charge fees.

Cash Flows from Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was approximately $3,519, which primarily resulted from research and development expenses.

Cash Flows from Financing Activities

For the year ended December 31, 2021, net cash provided by financing activities was approximately $2,081,660 The cash provided by financing activities resulted primarily from a private placement offering in which we sold 4,255,371 shares of our Common Stock to accredited investors for aggregate proceeds of $2,118,200.

Our ultimate success is dependent on our ability to obtain additional financing and generate sufficient cash flow to meet our obligations on a timely basis. We will require significant amounts of capital to sustain operations, and we will need to make the investments we need to execute our longer-term business plan to support new technologies and help advance innovation. Absent generation of sufficient revenue from the execution of our long-term business plan, we will need to obtain debt or equity financing, especially if we experience downturns in our business that are more severe or longer than anticipated, or if we experience significant increases in expense levels resulting from being a publicly-traded company or from operations. Such additional debt or equity financing may not be available to us on favorable terms, if at all. We plan to pursue our plans with respect to the research and development of our products which will require resources beyond those that we currently have, ultimately requiring additional capital from third party sources.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

JOBS Act

Please see the section of this prospectus entitled “Prospectus Summary — Implications of Being an Emerging Growth Company.”

BUSINESS

The NFT Gaming Company is developing a digital gaming platform that will offer our proprietary games as well as games developed and published by third-parties. Our vision is to develop, design, acquire, and manage conventional digital games and to combine them with novel methods, such as the ability to create and mint unique in-game features, such as skins, characters, weapons, gear, levels, and virtual lands, in the form of non-fungible tokens, or “NFTs,” that will allow users to have unique experiences and more control over in-game assets.

We plan to initially launch our own proprietary games that are simple and fun to play, and that offer gamers the ability mint their own affordable NFTs, with unique and exclusive features that can be utilized across the network of games and platform that we plan to build.

NFTs are digital assets that can represent a unique real-world asset, such as art, music, in-game item or videos. NFTs are most commonly powered by smart contracts on the Ethereum blockchain. Ethereum is a decentralized blockchain platform that establishes a peer-to-peer network that securely executes and verifies application code, called smart contracts. “Smart contracts” is a term used to describe computer code that automatically executes all or parts of an agreement and is stored on a blockchain-based platform. In the case of in-game NFTs, these NFTs generally can be images, skins, virtual real estate, pets, or other items that can be owned or held in a digital wallet. A digital wallet (or e-wallet) is a software-based system that securely stores users’ payment information and passwords for numerous payment methods and websites. Currently, NFTs are being used to sell a wide range of virtual collectibles, including:

•        virtual sports trading cards and video clips;

•        music and album cover art;

•        art, memes or other digital images;

•        in-game assets; and

•        virtual real estate, fashion, and other real-world representations in the metaverse, a virtual-reality space in which users can interact with a computer-generated environment and other users..

Our goal is to develop a robust digital gaming platform (the “Platform”) that brings together gamers, developers and publishers, and which incorporates and offers them the ability to augment their games and gaming experiences with these unique and exclusive features, as well as the opportunity to earn rewards and participate in other opportunities. The Platform is intended to includes a wide variety of games that span various genres, including role-playing (RPG/ARPG), sports, simulation, puzzles, action-adventures, shooters (FPS/TPS), battle arena, fighting, and other skill-based games.

We believe that the ability to mint and use NFTs in-game that are distinguishable and tamper-proof offers gamers more power over their asset and gamers the ability to have rare, unique, and exciting experiences.

Our Mission

Our mission is to acquire and develop digital games of various genres to attract gamers of all types, including, but not limited to, multiplayer online games, simulation games, adventure games, real-time strategy games, role-playing, sports games, fighting games, puzzle games, and other skill-based games. We will seek to make each game unique in design and gameplay. In addition to owned-and-operated games we will develop, the Platform we intend to build will be designed to allow onboarding of games developed and published by third-parties and to provide access to certain unique features, such as blockchain and NFT architecture. We believe that these features will open up new dimensions for game developers and publishers by providing them with additional potential revenue streams and by modernizing their gaming assets to allow them to compete in the new paradigm. We also intend to design the Platform in a manner that will provide both game owners and users access to Company-sponsored events, experiences, and other mutually beneficial opportunities.

Our Platform

We intend to build a platform that can be used as a base for our proprietary games, as well as for third party game developers and publishers. Our Platform is intended to provide game developers and publishers with tools and features that they can use to augment their games, including, but not limited to tools that make use of blockchain and NFTs. In addition, our Platform will offer game developers the ability to create assets and sell them as NFTs that can be utilized not only within their games, but also in other games on the Platform.

We believe that the Platform tools and features will give us the ability to benefit from a wide variety of games with less overhead and developmental costs.

Our Strategy

Our strategy includes the development of proprietary games, combined with the development of our Platform which will allow third parties to also develop and offer their games to gamers with enhanced features to be offered by the tools to be included in to our Platform.

In addition to developing proprietary games, part of our strategy includes acquiring games in various genres from third-party developers/publishers that are currently in development, have already been developed but not commercialized, or games that have active users and/or revenues.

We intend to implement a number of initiatives and strategies that we believe will allow us to achieve revenue in the very near term and give us the ability to grow our user base and revenue opportunities significantly. This includes the following:

•        NFT sales or minting fees — revenues that will be generated from the sale of NFTs to users of our games;

•        NFT commissions — fees and/or commissions that will be charged on the sale of NFTs by third parties that utilize of our Platform;

•        NFT royalties — royalties that will be paid to us in the event that NFTs that are created on our Platform are resold; and

•        Advertising and Partnerships — fees that will be paid by game advertisers, developers, hardware companies, or other strategic partners.

We believe that the sale of NFTs to our gamers will be the principal source of our revenue. NFTs provide a license to the digital content that the NFTs represent. In addition to the revenue that we receive from the sale of NFTs, we will receive a royalty if and when a user transfers or sells their NFTs to others on third-party platforms, such as OpenSea or Rarible .

Royalty payments (or automatic payouts to the original creator of the NFT made on secondary sales) present one of the clearest cut use cases for NFTs to date. We believe that royalties present a potential opportunity for a continuous passive-income stream. Royalty rates and mechanisms can be coded into the smart contracts on the blockchain. Each time a NFT is resold, the smart contract will ensure that the terms of the NFT are fulfilled and will create an automatic payment to us equal to a set percentage of the sale price. No matter how many secondary sales occur, the royalties will always be paid to us.

We believe that royalties along with our other revenue streams will allow us to sell NFTs to our users at reasonable prices, unlike the current NFT market, and still economically benefit in the event our original NFTs generates a high demand and thus, a high resale price. The initial royalty fee will be set at market rate and will vary depending on supply and demand factors. Current market standard for a NFT royalty is approximately 5-10%.

We intend to utilize various marketing strategies to target third-party game publishers and developers, and believe that as the quantity of the gaming assets on our Platform increases, the likelihood of adoption of our Platform and NFT products will increase.

In addition, we will seek to expand the functionality of the Platform through the adoption and implementation of new technologies, such as augmented and virtual reality (AR/VR), artificial intelligence (AI), machine learning (ML), and Web3.0 infrastructure, that allows us to expand our product offerings to gamers and developers. Web3.0 is the next generation of the internet based on blockchain technology, that incorporates concepts such as decentralization and token-based economics. We will also be seeking to license and/or partner with third parties for access to or development of smart technology that we can leverage to increase our market share and other opportunities that are accretive to our business and mission.

Our Games and Avatars

We currently have 12 planned games in development that vary in genre. The first two games that we intend to bring to market are “NFToids: Arena Fighter” and “NFToids: Squad Battle,” each of which will include the ability of users to acquire their own unique avatars, called “NFToids.” NFToids are 3D, playable NFT avatars that can be used to compete in games across our platform.. Our first collection of NFToids will include a wide array of player avatars and designs that can be utilized across our network of games. We plan to release and launch a variety of collections of NFToids, and to make them available to all users of our Platform. To access all of our games’ features, a user would need to purchase an NFT. However, other parts of the game such as the tutorials sections are available without NFT ownership. Users can purchase one or multiple NFTs and select which NFT they would like to utilize when starting a game. Each NFT affects the design and gameplay experience differently within our games.

Arena Fighter and Squad Battle

Arena Fighter will be a competitive fighting game set in various rings and backgrounds where gamers battle for XP. Squad Battle will be a multiplayer shooting game where users can battle each other or against the AI in various environments. All of our games include methodologies for earning points (“XP”). XP will be used in various ways such as calculating leaderboard positions or gaining access to content. The NFT that is being utilized at the time of gameplay will earn the XP.

NFT Market

The NFT industry is experiencing exponential growth and we believe that there is a significant opportunity for our Platform and ecosystem. Once an NFT is created, it exists on the blockchain and does not solely rely on a game’s centralized servers. Traditional in-game assets are lost when a game is shut down. NFTs, on the other hand, survive game operability and can be bought, sold, and transferred independently of the game. Furthermore, blockchain-enabled game assets in the form of NFTs cannot be duplicated or tampered with because of the permanent record created in the blockchain.

According to NonFungible, NFT sales totaled just over $17 billion in 2021, compared to approximately just $183 million in 2020, with an average price of $807. However, in March 2021, a digital-only artwork created by Mike Winkelman, aka the digital artist Beeple, sold for approximately $70 million at a Christie’s auction. Additionally, the largest NFT marketplace, OpenSea, has now traded over $10 billion in total volume.

NFT games generated $2.32 billion in revenue in the third quarter of 2021, according to data compiled in the annual report by the Blockchain Game Alliance. That was roughly 22% of all NFT trading volume industry-wide in the quarter as blockchain games gathered steam.

NFTs in the Gaming Industry

NFT games generated over $5 billion in revenue in 2021, according to data compiled by NonFugible. That was roughly 30% of all NFT trading volume industry-wide .

As of the end of 2021, the most successful blockchain game was Axie Infinity. The game generated more than $4 billion in lifetime sales and accounted for approximately 66% of the market in 2021. Axie Infinity allows players to collect “Axies, fierce creatures that love to battle, build, and hunt for treasure.”

NBA TopShot was second in sales volume with $800 million traded. NBA TopShot offers “Packs” for sale that a purchaser would open, just like a physical pack of trading cards, to see a scoring moment from NBA history. Some other notable games such as Sorare, where players can buy, sell, trade, and manage a virtual soccer team have traded volume of approximately $72 million.

Fortune Business Insights estimate that the global gaming market was over $200 billion in 2021 and is expected to grow to approximately $550 billion by 2028. Blockchain gaming represented a little over 2% in 2021 and is expected to grow to over 10% of the market by 2026.

Interest in blockchain gaming has also been growing steadily through 2021. The graph below shows the global search interest according to Google Trends. Blockchain gaming, NFT games, and play-to-earn keyword searches saw a significant increase around the first week of July 2021.

Above: Google Trends shows the growth of blockchain gaming in recent months.

Image Credit: Blockchain Game Alliance

Intellectual Property

Our business is dependent upon the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is expected to be in the form of software code, patented technology and trade secrets that we will use to develop our games and Platform. While we will develop our own intellectual property, we may also acquire and/or license other intellectual property which is owned by third parties.

We protect our intellectual property rights by relying on federal, state and common law protections, as well as contractual restrictions. We actively seek protection covering any intellectual property we believe may be useful or relevant to our business.

Our goal is to obtain, maintain and enforce protection for our intellectual property, and to operate without infringing on the rights of other parties. Our policy is to actively seek the broadest intellectual property protection possible for our intellectual property through a combination of contractual arrangements, registration of our domain names, copyrights, trademarks, service marks and/or patents. We have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements with employees, independent contractors, consultants, and entities with which we conduct business.

Our Privacy Policy

We recognize that that gamers and other users of our games and Platform care deeply about how their personal information is collected, used and shared.

When gamers or developers use our games or Platform, they are required to provide us with certain personal information. We take commercially reasonable and appropriate measures to protect this personal information from accidental loss, misuse, and unauthorized access, disclosure, alteration, or destruction, taking into account the risks involved in processing and the nature of such data, and comply with applicable laws and regulations. We do not currently transfer any personal information to third-parties that do not act on our behalf, and should we intend to do so, we will only do so with users’ consent. Similarly, we do not currently collect sensitive personal information from users. We may disclose personal information to certain types of third-party companies, but only to the extent needed to enable them to provide such services. The types of companies that may receive personal information and their functions are: marketing assistance, analytics and reporting, customer support, email and SMS delivery, cloud infrastructure, and systems monitoring. All such third parties function as our agents, performing services at our instruction and on our behalf pursuant to contracts which require them to provide at least the same level of privacy protection as is required by our privacy policy. In addition, we may be required to disclose personal information in response to lawful requests by public authorities, including for the purpose of meeting national security or law enforcement requirements. We may also disclose personal information to other third parties when compelled to do so by government authorities or required by law or regulation including, but not limited to, in response to court orders and subpoenas.

Government Regulation

We are subject to various federal, state, and international laws and regulations that affect companies conducting business on the Internet and mobile platforms, including those relating to privacy, use and protection of player and employee personal information and data (including the collection of data from minors), the Internet, behavioral tracking, mobile applications, content, advertising and marketing activities and anti-corruption. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our players and deliver products and services, which may significantly increase our compliance costs.

Competition

We operate in industries that are highly competitive and evolving. Specifically, our business faces intense competition in gaming, NFT marketplaces, and other various digital products. Our games face competition from other games, such as Axie Infinity, The Sandbox, Sorare, and Splinterlands. In addition, our Platform may face competition from other NFT marketplaces that cater to game users and gaming companies. Further, our competition may become more intense if gaming industry leaders such as Sony, Nintendo, and Microsoft, all of whom have significant financial, technical and other resources, greater brand recognition and longer operating histories, decide to focus their efforts on NFTs.

Our ability to compete depends in large part on our continuous commitment to research and development, our ability to rapidly introduce new features and functionality, to on-board 3rd party game developers and to improve proven applications for established markets in which we have competitive advantages. We intend to work closely with our customers to continuously enhance the performance, functionality, usability, reliability and flexibility of the Platform.

Employees

As of March 29, 2022, we have a total of four full-time employees and four consultants. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

Legal Proceedings

We are not currently involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry, or investigation before or by any court, public board, government agency, self-regulatory organization, or body pending or, to the knowledge of the executive officers of our Company, threatened against or affecting our Company, our Common Stock, or our officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers, key employees and directors as of the date of this prospectus.

Name	Position(s)	Age
Executive Officer
Vadim Mats	Chief Executive Officer and Chairman	38
Steven A. Shorr	Chief Financial Officer	53
Alex Kisin	Director Nominee	33
Adam Holzer	Director	53
Scott Grayson	Director Nominee	63

Vadim Mats — Chief Executive Officer and Chairman

Mr. Mats was previously Chief Financial Officer of DatChat, Inc. (NSDQ: DATS) from July 2021 to January 2022 and supported the company’s successful IPO on the NASDAQ. From March 2018 to June 2021, Mr. Mats served as the Chief Financial Officer of Grand Private Equity, a fintech-focused family office. Mr. Mats is also the Founder and Partner of BespokeCFO, a finance and accounting advisory practice. From June 2010 to December 2016, Mr. Mats was Chief Financial Officer of a hedge fund based in New Jersey. Mr. Mats also served as the Assistant Controller at Eton Park Capital Management, LP, a multi-strategy fund, from July 2007 to December 2009. From June 2006 to July 2007, Mr. Mats was a Senior Fund Accountant at The Bank of New York Mellon. Mr. Mats holds a Master of Science degree in accounting and finance and a Bachelor’s Degree in Business Administration specializing in finance and investments from the Zicklin School of Business at Bernard Baruch College. Further, Mr. Mats is a CAIA © Charterholder and a Certified Public Accountant in the State of New York.

We believe that Mr. Mats is qualified to serve as a member of our board of directors due the perspective and experience he brings as our founder and Chief Executive Officer, his extensive experience in technology and finance companies and in the management of public companies.

Steven A. Shorr — Chief Financial Officer

Mr. Shorr is an accomplished accounting professional with over 30 years of experience. Since 2006, he has been Partner of Jubran, Shorr & Company, a tax, accounting, and advisory firm. In 2001, Mr. Shorr founded Steven Shorr CPA, an accounting and tax practice, operating until 2006. Prior to 2001, he served as the Controller of CounterPoint Capital Management, a New York-based hedge fund. Mr. Shorr has also previously worked for public accounting firms, Kenneth Leventhal & Company and Cavalcante & Company. Mr. Shorr earned his Bachelor of Arts degree in Accounting from Queens College and is a Certified Public Accountant in the State of New York. Mr. Shorr was appointed as Chief Financial Officer in March 2022.

Alex Kisin — Director Nominee

Mr. Kisin is an experienced Account Executive with a demonstrated history of working in tech and startups. Since 2017, he has been the Regional Sales Manager at OwnBackup, an enterprise software company. Mr. Kisin earned his Bachelor of Arts degree in Sociology from Rutgers University and is skilled in sales, management, SaaS, business analytics, and business development.

We believe that Mr. Kisin is qualified to serve as a member of our board of directors because of his extensive professional experience in tech, startups and business development.

Adam Holzer — Director

Mr. Holzer is an accomplished sales and marketing executive with leadership experience at large media and marketing organizations. Since 2019, he has served as Chief Executive Order of AJH Media & Sponsorship Consulting, an advisory media and sponsorship company for entertainment and sports companies. From 2017 to 2019, Mr. Holzer was Vice President of National Sales at Learfield, a collegiate sports marketing company. Prior to December 2017, he served as Senior Vice President of Media in the Americas at Lagardere Sports & Entertainment and as Sales Executive at FOX Sports Media Group. Mr. Holzer earned his Bachelor of Science in Marketing from the University of Maryland. Mr. Holzer was appointed in March 2022.

We believe that Mr. Holzer is qualified to serve as a member of our board of directors because of his extensive professional experience in senior leadership positions and marketing.

Scott A. Grayson — Director Nominee

Mr. Grayson is an accomplished senior sales executive with over 25 years of experience in establishing the vision and strategies necessary to be successful in the Financial Services software industry. Since November 2019, he has worked for Luxoft USA, Inc., a digital transformation services and software engineering firm providing bespoke IT solutions, as the Head of Alliances for North America then moved to the Head of Revenue for the banking, capital markets & insurance divisions at Luxoft USA, Inc in 2020. In 2019, Mr. Grayson was Head of Sales at AlphaPoint, a software company powering crypto exchanges worldwide. Prior to 2019, he served as Chief Sales Officer for R3, a leading provider of enterprise technology and services. Mr. Grayson has significant expertise in both on-premise and SaaS delivery models and is specially skilled at building sales organizations in both direct sales and partnership models while maintaining an entrepreneurial environment to creatively close business. He earned his Bachelor of Science degree in Accounting from Lehigh University.

We believe that Mr. Grayson is qualified to serve as a member of our board of directors because of his extensive professional experience in technology and financial services.

Involvement in certain legal proceedings.

None of the following events has occurred during the past ten years and which are material to an evaluation of the ability or integrity of any director or executive officer:

(1)    A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)    Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)    Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)     Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)    Engaging in any type of business practice; or

(iii)   Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)    Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

(5)    Such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6)    Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)    Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended, or vacated, relating to an alleged violation of:

(i)     Any federal or state securities or commodities law or regulation; or

(ii)    Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)   Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)    Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Family Relationships

There are no family relationship between any director, executive officer, or person nominated to become a director or executive officer.

Independence of Directors

The Nasdaq Stock Market LLC (“Nasdaq”) requires that a majority of our board of directors must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Messrs. Grayson, Holzer, and Kisin are “independent”. Our board currently consists of 3 independent directors and 1 non-independent director.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, compensation committee, and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee.    The audit committee is appointed by the Board to assist the Board in its duty to oversee the Company’s accounting, financial reporting, and internal control functions and the audit of the Company’s financial statements. The role of the audit committee is to oversee management in the performance of its responsibility for the integrity of the Company’s accounting and financial reporting and its systems of internal controls, the performance and qualifications of the Company’s independent auditor, including the independent auditor’s independence, the performance of the Company’s internal audit function; and the Company’s compliance with legal and regulatory requirements.

Upon the consummation of this offering, our audit committee will consist of Scott A. Grayson, Alex Kisin, and Adam Holzer, with Mr. Grayson serving as chair. Our board of directors has affirmatively determined that each meets the definition of “independent director” under the rules of The Nasdaq Capital Market, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of Nasdaq rules. In addition, our board of directors has determined that Scott A. Grayson will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.nftgco.com substantially concurrently with the consummation of this offering.

Compensation Committee.    The compensation committee is responsible for reviewing and recommending, among other things:

•        the adequacy and form of compensation of the board;

•        the compensation of Chief Executive Officer, including base salary, incentive bonus, stock option and other grant, award and benefits upon hiring and on an annual basis;

•        the compensation of other senior management upon hiring and on an annual basis; and

•        the Company’s incentive compensation and other equity-based plans and recommending changes to such plans to our board of directors, when necessary.

Upon the consummation of this offering, our compensation committee will consist of Adam Holzer, Scott A. Grayson, and Alex Kisin, with Mr. Holzer serving as chair. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.nftgco.com substantially concurrently with the consummation of this offering.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for, among other things:

•        developing criteria for membership on the board of directors and committees;

•        identifying individuals qualified to become members of the board of directors;

•        recommending persons to be nominated for election as directors and to each committee of the board of directors;

•        annually reviewing our corporate governance guidelines; and

•        monitoring and evaluating the performance of the board of directors and leading the board in an annual self-assessment of its practices and effectiveness.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of Alex Kisin, Adam Holzer, and Scott A. Grayson, with Mr. Kisin serving as chair. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.nftgco.com substantially concurrently with the consummation of this offering.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.nftgco.com. In addition, we intend to post on our website all disclosures that are required by law or rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid or accrued from October 27, 2021 (inception) to December 31, 2021 to our principal executive officer and one additional officer (collectively, the “named executive officers”):

•        Vadim Mats, Chief Executive Officer

•        Steven Shorr, Chief Financial Officer

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers from October 27, 2021 (inception) to December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vadim Mats, Chief Executive Officer			$	$0	$0	$0	$0	$
Steven Shorr, Chief Financial Officer			$	$0	$0	$0	$0	$

Outstanding Equity Awards at 2021 Fiscal Year-End

None.

Director Compensation

To date, we have not compensated our directors for their service to the Company.

Employment Agreements

Other than as set forth below, we do not currently have employment agreements with any of our officers or employees but intend to enter into employment agreements prior to the commencement of this offering.

Vadim Mats Employment Agreement

Upon the closing of the offering contemplated by this registration statement, we will enter into an Employment Agreement with Vadim Mats, our Chief Executive Officer, effective as of the closing of this offering, pursuant to which he shall receive a base salary at the annual rate of $400,000 payable in equal installments in accordance with the Company’s standard payroll policies. Mr. Mats shall also receive stock options to purchase up to 200,000 shares of Common Stock under our 2022 Equity Incentive Plan. Mr. Mats shall also be eligible to receive an annual cash bonus in an amount up to 2x his then-current base salary.

Steven Shorr Employment Agreement

On March 23, 2022, we entered into an Employment Agreement with Steven Shorr, our Chief Financial Officer, effective immediately, pursuant to which he shall receive a base salary at the annual rate of $60,000 payable in equal installments in accordance with the Company’s standard payroll policies. Mr. Shorr also receive stock options to purchase up to 25,000 shares of Common Stock under our 2022 Equity Incentive Plan.

2022 Equity Incentive Plan

The following is a summary of the material features of our 2022 Equity Incentive Plan (the “2022 Plan”). This summary is qualified in its entirety by the full text of the 2022 Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Authorized Shares

A total of 2,500,000 million shares of our Common Stock were originally reserved for issuance pursuant to the 2022 Plan. Our board of directors adopted the 2022 Plan on March 30, 2022, subject to stockholder approval.

Types of Awards

The 2022 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), and other stock-based awards. Items described above in the Section called “Shares Available” are incorporated herein by reference.

Administration

The 2022 Plan will be administered by our board of directors, or if our board of directors does not administer the 2022 Plan, a committee or subcommittee of our board of directors that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (each of our board of directors or such committee or subcommittee, the “plan administrator”). The plan administrator may interpret the 2022 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2022 Plan, provided that, subject to the equitable adjustment provisions described below, the plan administrator will not have the authority to reprice or cancel and re-grant any award at a lower exercise, base or purchase price or cancel any award with an exercise, base or purchase price in exchange for cash, property or other awards without first obtaining the approval of our stockholders.

The 2022 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of Common Stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Restricted Stock and Restricted Stock Units

Restricted stock and RSUs may be granted under the 2022 Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and RSUs. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the 2022 Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in instalments.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder; provided that dividends will only be paid if and when the underlying restricted stock vests. RSUs will not be entitled to dividends prior to vesting but may be entitled to receive dividend equivalents if the award agreement provides for them. The rights of participants granted restricted stock or RSUs upon the termination of employment or service to us will be set forth in the award agreement.

Options

Incentive stock options and non-statutory stock options may be granted under the 2022 Plan. An “incentive stock option” means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code. A “non-statutory stock option” is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Internal Revenue Code. A non-statutory stock option under the 2022 Plan is referred to for federal income tax purposes as a “non-qualified” stock option. Each option granted under the Plan will be designated as a non-qualified stock option or an incentive stock option. At the discretion of the administrator, incentive stock options may be granted only to our employees, employees of our “parent corporation” (as such term is defined in Section 424(e) of the Code) or employees of our subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant and the exercise price may not be less than 100% of the fair market value of a share of Common Stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to ten percent stockholders). The exercise price for shares of Common Stock subject to an option may be paid in cash, or as determined by the administrator in its sole discretion,

(i) through any cashless exercise procedure approved by the administrator (including the withholding of shares of Common Stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of Common Stock owned by the participant, (iii) with any other form of consideration approved by the administrator and permitted by applicable law or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a stockholder with respect to the shares of Common Stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination of employment or service, the participant may exercise his or her option (to the extent vested as of such date of termination) for such period of time as specified in his or her option agreement.

Stock Appreciation Rights

SARs may be granted either alone (a “free-standing SAR”) or in conjunction with all or part of any option granted under the 2022 Plan (a “tandem SAR”). A free-standing SAR will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of Common Stock over the base price of the free-standing SAR (which shall be no less than 100% of the fair market value of the related shares of Common Stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A tandem SAR will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of Common Stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a free-standing SAR may not exceed ten years from the date of grant. The exercise period of a tandem SAR will also expire upon the expiration of its related option.

The holder of a SAR will have no rights to dividends or any other rights of a stockholder with respect to the shares of Common Stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of an participant’s termination of employment or service, the holder of a SAR may exercise his or her SAR (to the extent vested as of such date of termination) for such period of time as specified in his or her SAR agreement.

Other Stock-Based Awards

The administrator may grant other stock-based awards under the 2022 Plan, valued in whole or in part by reference to, or otherwise based on, shares of Common Stock. The administrator will determine the terms and conditions of these awards, including the number of shares of Common Stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon the termination of employment or service to us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of Common Stock, the shares of Common Stock constituting such bonus shall, as determined by the administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Equitable Adjustment and Treatment of Outstanding Awards Upon a Change in Control

Equitable Adjustments.    In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our Common Stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the 2022 Plan, (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2022 Plan, (iii) the kind, number and purchase price of shares of Common Stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs and other stock-based awards granted under the 2022 Plan and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of Common Stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of Common Stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

Change in Control.    The 2022 Plan provides that, unless otherwise determined by the plan administrator and evidenced in an award agreement, if a “change in control” (as defined below) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the plan administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable; and (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2022 Plan to lapse, and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels. The administrator shall have discretion in connection with such change in control to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control.

For purposes of the 2022 Plan, a “change in control” means, in summary, the first to occur of the following events: (i) a person or entity becomes the beneficial owner of more than 50% of our voting power; (ii) an unapproved change in the majority membership of our board of directors; (iii) a merger or consolidation of us or any of our subsidiaries, other than (A) a merger or consolidation that results in our voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and our board of directors immediately prior to the merger or consolidation continuing to represent at least a majority of the board of directors of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of our voting securities representing more than 50% of our combined voting power; or (iv) stockholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or (B) a sale or disposition to an entity controlled by our board of directors. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

Tax Withholding

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant’s applicable jurisdiction with respect to any award granted under the 2022 Plan, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of Common Stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Transactions with Related Persons

Except as described below and except for employment arrangements which are described under “Executive Compensation,” since January 1, 2022, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the average of the total assets at December 31, 2021, and any of our directors, executive officers, holders of more than 5% of our Common Stock, or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•        the risks, costs and benefits to us;

•        the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of March 29, 2022, by:

•        each of our directors;

•        each of our named executive officers;

•        all of our current directors and executive officers as a group; and

•        each person, or group of affiliated persons, who beneficially owned more than 5% of our Common Stock.

The number of shares of our Common Stock beneficially owned by each entity, person, director, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 29, 2022, through the exercise of any stock option, warrants, or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 13,855,371 shares of our Common Stock outstanding as of March 29, 2022.

Shares of our Common Stock that a person has the right to acquire within 60 days of March 29, 2022, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The address of each holder listed below, except as otherwise indicated, is 101 Eisenhower Parkway Suite 300 Roseland, NJ 07068.

Name	Shares Beneficially Owned before Offering	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Directors and Named Executive Officers
Vadim Mats	4,050,000	29.23%
Steven A. Shorr		%
Adam Holzer	—	—
Scott Grayson	—	—
Alex Kisin	50,000	0.36%
	—	—
	—	—
	—	—
All Directors and Officers as a group 5 persons)	4,100,000	29.59%
5% Stockholders
%
%
%

____________

*        Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Certificate of Incorporation and Bylaws, to be effective immediately prior to the closing of this offering, and the registration rights agreements, each of which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately prior to the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

As of March 29, 2022, 13,855,731 shares of our Common Stock were issued and outstanding, held by 40 holders of record, and no shares of our preferred stock were issued and outstanding. As of March 29, 2022, we had [            ] stock options outstanding. Our board of directors is authorized, without stockholder approval except as required by the Nasdaq Rules, to issue additional shares of our capital stock.

Common Stock

Each share of our Common Stock entitles the holder to receive notice of and to attend all meetings of our stockholders with the entitlement to one vote. Holders of Common Stock are entitled, subject to the rights, privileges, restrictions, and conditions attaching to any other class of shares ranking in priority to the Common Stock, to receive any dividend declared by the board of directors. If the Company is voluntarily or involuntarily liquidated, dissolved, or wound-up, the holders of Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of Common Stock held by them. Holders of Common Stock have no redemption or conversion rights. The rights, preferences, and privileges of holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Immediately prior to the closing of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our shareholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock. We have no current plan to issue any shares of preferred stock.

Equity Awards

None.

Securities Offered in this Offering

We are offering [________________] shares of Common Stock. The description of our Common Stock is set forth above in this section.

Anti-Takeover Provisions under our Certificate of Incorporation and Bylaws

Board of Directors Vacancies

Our Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Special Meeting of Shareholders

Our Bylaws provide that special meetings of our shareholders may be called by the chief executive officer of the Corporation, the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Bylaws provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is not within 25 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not later than the close of business on the 10th day following the day on which such notice of the date of annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders.

Exclusive Forum

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Bylaws, or (iv) any action asserting a claim against us, our directors, officers, employees or agents governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Additionally, our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

Transfer Agent

The transfer agent and registrar for our Common Stock is West Coast Stock Transfer, Inc.

Exchange Listing

We intend to apply to list our Common Stock on the Nasdaq Capital Market under the symbol [“_____”].

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Common Stock, and a liquid trading market for our Common Stock may not develop or be sustained after this offering. Future sales of substantial amounts of our Common Stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of our Common Stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our Common Stock. Although we intend to apply to list our Common Stock on the Nasdaq Capital Market, we cannot assure you that our Common Stock will be listed on the Nasdaq Capital Market and if listed, there will be an active market for our Common Stock.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our Common Stock outstanding after this offering will be subject to a 270-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144.

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our Common Stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our Common Stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our Common Stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our Common Stock. Subject to the lock-up agreements described below, those persons may sell shares of our Common Stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our Common Stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our Common Stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our Common Stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Equity Incentive Awards

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the shares of Common Stock that are issuable pursuant to our 2022 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

Lock-Up Agreements

We, and each of our directors and executive officers have agreed that, without the prior written consent of the representative of the underwriters, we and they will not, subject to limited exceptions, during the period ending 270 days after the date of this prospectus. and our directors, officers and all of our existing securityholders have agreed that, without the prior written consent of the representative of the underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•        offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock;

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Common Stock or any securities convertible into or exchangeable or exercisable for shares of our Common Stock, whether such transaction is to be settled by delivery of shares of our Common Stock or such other securities, in cash or otherwise;

•        make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our Common Stock; or

•        publicly announce an intention to do any of the foregoing.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Common Stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our shares, has been or will be requested from the Internal Revenue Service (the “IRS”) or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•        banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

•        persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•        tax-exempt organizations or governmental organizations;

•        controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•        brokers or dealers in securities or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•        persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•        U.S. expatriates and certain former citizens or long-term residents of the United States;

•        partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•        persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•        persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        persons who do not hold our Common Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

•        persons deemed to sell our Common Stock under the constructive sale provisions of the Internal Revenue Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Common Stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

•        an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•        a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Common Stock, and partners in such partnerships, should consult their tax advisors.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our Common Stock and do not anticipate paying any dividends on our Common Stock in the foreseeable future. However, if we do make distributions on our Common Stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Common Stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax if certain certification and disclosure requirements are satisfied. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain recognized upon the sale or other disposition of our Common Stock unless:

•        the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•        you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•        our Common Stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our Common Stock, or (ii) your holding period for our Common Stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Common Stock is regularly traded on an established securities market, such Common Stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded Common Stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Common Stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our Common Stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes and therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you generally would be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) imposes a U.S. federal income withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our Common Stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our Common Stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our Common Stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our Common Stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation and any applicable intergovernmental agreements on their investment in our Common Stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Common Stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We have entered into an underwriting agreement with EF Hutton, division of Benchmark Investments, Inc. (“EF Hutton” or the “Representative”), as the representative of the underwriters named below and the sole book-running manager of this offering, with respect to the offering of shares of our Common Stock. Subject to the terms and conditions of an underwriting agreement between us and the Representative, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Assumed Number of [Shares]
EF Hutton, division of Benchmark Investments, Inc.
Total

The underwriters are committed to purchase all of the securities offered by us other than those covered by the over-allotment option described below, if it purchases any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the above securities, subject to prior sale, when, as, and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional [_____] shares (equal to 15% of the Common Stock sold in the offering) at an assumed price of [$_____] per unit, less, in each case, the underwriting discounts and commissions, to cover over-allotments, if any.

Discounts, Commissions, and Expenses

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per unit	Total(1)
		Without Over-Allotment Option	With Over-Allotment Option
Assumed public offering price	$	$	$
Underwriting discounts and commissions (8%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      At an assumed offering price of [$_____] per share, which is the midpoint of the range set forth on the cover page of this prospectus.

The underwriters propose to offer the securities offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the securities to other securities dealers at such price less an expected concession of [_____%] of the purchase price per unit. If all of the shares offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay the following expenses of the Representative relating to the offering, including: (a) all fees and expenses relating to the registration of the securities with the SEC; (b) all fees and expenses relating to the listing of the shares of Common Stock on NASDAQ; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities offered under “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate, including the reasonable fees and expenses of the Representative’s blue sky counsel; (d) the costs of mailing and printing the offering materials; (e) transfer and/or stamp taxes, if any, payable upon our transfer of the securities to the underwriters; (f) the fees and expenses of our accountants; (g) all filing fees and communication expenses associated with the review of this offering by FINRA; (h) up to $20,000 of the Representative’s actual accountable road show expenses for the offering; (i) fees for underwriter’s counsel, not to exceed $175,000; (j) the $29,500 cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; and (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000.

We have paid a $50,000 advance to the Representative, which shall be applied against actual out-of-pocket-accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $[_____________].

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Representative’s Warrants

Upon the closing of this offering, we have agreed to issue to the Representative or its designees warrants to purchase a number of shares of Common Stock equal to eight percent (8%) of the aggregate number of shares of Common Stock sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable six months from the effective date of this registration statement and will expire five years from the effective date thereof. The exercise price of the warrants is equal to 100% of the offering price of the shares of Common Stock offered hereby. The Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e) of FINRA. The Representative (or permitted assignees under Rule 5110(e)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The one-time demand registration right provided will not be greater than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C). The unlimited piggyback registration right provided will not be greater than seven years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders

Lock-Up Agreements

Our officers and directors and stockholders have agreed with the Representative to be subject to a lock-up period of 180 days following the date of closing of the offering pursuant to this prospectus. This means that, during the lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of our Common Stock, subject to certain customary exceptions. The Representative may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities for 270 days following the closing of this offering, subject to certain customary exceptions.

Right of First Refusal

Following the closing of this offering, provided that the shares are sold in accordance with the terms of the underwriting agreement, the Representative will have an irrevocable right of first refusal, for a period of twelve (12) months after the date this offering is completed, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for certain public and private equity and debt offering during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary for such transactions.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, each underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our securities. Specifically, such underwriter may over-allot in connection with this offering by selling more securities than are set forth on the cover page of this prospectus. This creates a short position in our securities for such underwriter’s own accounts. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by such underwriter is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. To close out a short position, such underwriter may elect to exercise all or part of the over-allotment option. Such underwriter may also elect to stabilize the price of our securities or reduce any short position by bidding for, and purchasing, securities in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, each underwriter may bid for, and purchase, shares of our securities in market-making transactions, including “passive” market-making transactions as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be affected on NASDAQ, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market-making transactions in our Common Stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•        a passive market maker may not affect transactions or display bids for our securities in excess of the highest independent bid price by persons who are not passive market makers;

•        net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our Common Stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•        passive market-making bids must be identified as such.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriter, and should not be relied upon by investors.

Other than the prospectus in electronic or printed format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Certain Relationships

The Representative and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The Representative has received, or may in the future receive, customary fees and commissions for these transactions.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Listing

We intend to apply to list our Common Stock on the Nasdaq Capital Market under the symbol [“_____”].

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. The underwriters are represented by Sichenzia Ross Ference LLP.

EXPERTS

The financial statements included in this prospectus have been audited by D. Brooks and Associates CPAs, P.A., an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our Common Stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

Registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, are required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

THE NFT GAMING COMPANY, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of The NFT Gaming Company Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of The NFT Gaming Company Inc. (the Company) as of December 31, 2021, and the related statements of operations, stockholders’ equity, and cash flows for the period from October 27, 2021 (Inception) to December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The NFT Gaming Company Inc. as of December 31, 2021, and the results of its operations and its cash flows for the period from October 27, 2021 (Inception) to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ D. Brooks and Associates CPAs, P.A.
D. Brooks and Associates CPAs, P.A.

We have served as the Company’s auditor since 2021.

Palm Beach Gardens, Florida
February 8, 2022

THE NFT GAMING COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2021

December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$2,078,141
Total current assets	2,078,141

Total assets	$2,078,141

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$6,250
Due to related party	2,486
Total current liabilities	8,736

Total liabilities	$8,736

Commitments and Contingencies (See Note 7)

STOCKHOLDERS’ EQUITY:
Preferred Stock: $0.0001 par value, 5,000,000 shares authorized, shares issued and outstanding as on December 31, 2021	$—
Common Stock: $0.0001 par value, 50,000,000 shares authorized, 13,855,371 shares issued and outstanding as of December 31, 2021	1,386
Additional paid-in capital	2,117,774
Subscriptions receivable	(37,500)
Accumulated deficit	(12,255)

Total Stockholders’ Equity	$2,069,405

Total Liabilities and Stockholders’ Equity	$2,078,141

The accompanying notes are an integral part of these financial statements.

THE NFT GAMING COMPANY, INC.
STATEMENT OF OPERATIONS

For the Period from October 27, 2021 (inception) to December 31, 2021
REVENUE	$—

OPERATING EXPENSES:
Research and Development	6,810
General and Administrative Expenses	5,445
Total Operating Expenses	$12,255

LOSS FROM OPERATIONS	$(12,255)

NET LOSS	$(12,255)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(0.00)

WEIGHTED AVERAGE COMMON STOCK OUTSTANDING:
Basic and diluted	11,985,255

See accompanying notes to financial statements.

THE NFT GAMING COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM OCTOBER 27, 2021 (INCEPTION) TO DECEMBER 31, 2021

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Shareholders’ Equity
	# of Shares	Amount	# of Shares	Amount
Balance, October 27, 2021 (inception)	—	$—	—	$—	$—	$—	$—	$—
Common stock issued to founders for cash	—	—	9,600,000	960	—	—	—	960
Common stock issued for cash	—	—	4,255,371	426	2,117,774	(37,500)	—	2,080,700
Net loss	—	—	—	—	—	—	(12,255)	(12,255)
Balance, December 31, 2021	—	$—	13,855,371	$1,386	$2,117,774	$(37,500)	$(12,255)	$2,069,405

See accompanying notes to financial statements.

THE NFT GAMING COMPANY, INC.
STATEMENT OF CASH FLOWS

For the Period from October 27, 2021 (inception) to December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(12,255)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in operating assets and liabilities:
Accounts payable	6,250
Accrued expenses	2,486
NET CASH USED IN OPERATING ACTIVITIES	(3,519)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of Common Stock	2,081,660
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,081,660

NET INCREASE IN CASH	2,078,141
Cash, cash equivalents and restricted cash at beginning of the period	—
Cash, cash equivalents and restricted cash at end of the period	$2,078,141

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$—
Cash paid for income taxes	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common Stock issued for subscription receivable	$37,500

See accompanying notes to financial statements.

THE NFT GAMING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE 1 — NATURE OF OPERATIONS

The NFT Gaming Company, Inc. (the “Company”) was incorporated in the state of Wyoming on October 27, 2021. The Company develops, designs, acquires, and manages games that offer affordable non-fungible tokens (NFTs) for unique and exclusive features, rewards, and opportunities. In addition to developing proprietary games, the Company’s platform will onboard third-party game publishers and provide access to blockchain and NFT architecture, product experiences, exclusive content, and revenue opportunities.

Risks and Uncertainties

The Company has not commenced planned principal operations. The Company’s activities since inception include devoting substantially all of its efforts to business planning development. Additionally, the Company has allocated a substantial portion of time and investment to the completion of its development activities to launch its marketing plan and generate revenues and to raising capital. The Company has generated no revenues from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties. As of December 31, 2021, the Company had cash of $2,078,141 which will be used to implement the Company’s business plan and for the development of games. The Company estimates that based on current plans and assumptions, its available cash will be sufficient to satisfy its cash requirements under its present operating expectations for the next 12 months from the date of this report. The Company may need to raise additional capital or debt financing to acquire games and technology, to develop games, and to assure it will have sufficient working capital for its ongoing operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant account policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and the notes are the representation of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include estimates of current and deferred income taxes and deferred tax valuation allowances.

Fair Value Measurements and Fair Value of Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (the “FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value in accordance with Accounting Standards Codification (“ASC”) Topic 820.

The carrying amounts reported in the balance sheet for cash, subscriptions receivable, accounts payable, and accrued expenses approximate their fair market value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents. The Company has no cash equivalents as of December 31, 2021.

THE NFT GAMING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s cash is held at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation (“FDIC”) limit. To date, the Company has not experienced any losses on its invested cash. On December 31, 2021, the Company had approximately $1,578,000 of cash in excess of FDIC limits of $250,000.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Revenue Recognition

The Company follows Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures.

Research and Development

Research and development costs incurred in the development of the Company’s products are expensed as incurred and includes costs such as labor and outside development costs, materials, and other allocated costs incurred.

Net Loss per Share

The Company computes net loss per share in accordance with ASC 260-10, “Earnings Per Share.” The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net income (loss) per share gives effect to all dilutive potential common shares outstanding during the period using the “as if converted” basis.

THE NFT GAMING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Pursuant to ASC 260-10-45, basic loss per common share is computed by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding for the period presented. Diluted loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. As of December 31, 2021, the Company did not have potentially dilutive common shares.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 — STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 10,000,000 shares of its $0.001 par value preferred stock. The Company’s board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As of December 31, 2021, no shares have been designated and no preferred shares were issued and outstanding.

Common Stock

In November 2021, the Company issued 9,600,000 shares of its Common Stock to its founders for proceeds of $960.

During November and December 2021, the Company sold 4,255,371 shares of its Common Stock for cash proceeds of $2,080,700 and subscriptions receivable of $37,500. The subscriptions receivable of $37,500 were collected in January 2022.

NOTE 4 — INCOME TAXES

The Company accounts for income tax using the liability method prescribed by ASC 740, “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The deferred tax assets on December 31, 2021 consist only of net operating loss carryforwards. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

Components of deferred tax assets and liabilities are as follows:

December 31, 2021
Net Operating loss carryforward	$3,370
Valuation Allowance	(3,370)
Net Deferred Tax Assets	$—

THE NFT GAMING COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE 4 — INCOME TAXES (cont.)

A reconciliation of the effective tax rate with the statutory Federal income tax rate was as follows for the period from October 27, 2021 (inception) to December 31, 2021:

For the period from October 27, 2021 (inception) to December 31, 2021
Federal statutory rate	(21.0)%
State taxes, net of Federal benefit	(6.5)%
Change in valuation allowance	27.5%
Effective tax rate	0%

As of December 31, 2021, the Company had approximately $12,255 in net operating loss carry forwards for federal income tax purposes of which $12,255 may be carried forward indefinitely subject to annual usage limitations of 80% of taxable income. Generally, these can be carried forward and applied against future taxable income at the tax rate applicable at that time. The Company is currently using a 27.5% effective tax rate for its projected available net operating loss carry-forward.

In accordance with FASB ASC 740 “Income Taxes”, valuation allowances are provided against deferred tax assets, if based on the weight of available evidence, some or all of the deferred tax assets may or will not be realized. The Company has evaluated its ability to realize some or all of the deferred tax assets on its balance sheet for the coming year and has established a valuation allowance in the amount of $3,370 as of December 31, 2021 due to the uncertainty of generating taxable income. The valuation allowance increased in 2021 by $3,370.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position. The Company’s 2021 Corporate Income Tax Return is subject to Internal Revenue Service examination.

NOTE 5 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through February 8, 2022, the date these financial statements were available to be issued.

[_________] Shares

Common Stock

___________________

PROSPECTUS

___________________

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, Inc.

Until [______________], 2022 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

[_______________], 2022

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the selling stockholders. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$
FINRA filing fee	$
Nasdaq Capital Market initial listing fee	$
Legal fees and expenses	$
Printing fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors and Officers

Our directors and officers are indemnified as provided by the Delaware General Corporation Law (the “DGCL”), our Certificate of Incorporation and our Bylaws.

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our Certificate of Incorporation and Bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Certificate of

Incorporation and Bylaws provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Certificate of Incorporation

Our Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by the provisions of Delaware General Corporation Law, indemnify any and all persons whom it shall have the power to indemnify under such section.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

In December 2021, the Company completed a private placement offering in which we sold 4,255,371 shares of our Common Stock for aggregate proceeds of $2,118,200.

The foregoing offers, sales, and issuances were exempt from registration under Section 4(a)(2) of the Securities Act (or Rule 506 of Regulation D) as not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1*	Articles of Incorporation
3.2*	Certificate of Incorporation
3.3*	Bylaws
4.2*	Form of Stock Certificate
4.3*	Form of Subscription Agreement
4.4*	Form of Representatives Warrant
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1*+	Form of Employment Agreement between the Company and Vadim Mats, to be effective on the closing of the offering contemplated by this registration statement
10.2*+	Employment Agreement between the Company and Steven A. Shorr
10.3*+	2022 Equity Incentive Plan
23.1*	Consent of D. Brooks and Associates CPA’s, P.A.
23.2*	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)
107*	Filing Fee Table

____________

*        To be filed by amendment.

+        Indicates a management contract or any compensatory plan, contract or arrangement.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Roseland, State of New Jersey, on the 31st day of March, 2022.

THE NFT GAMING COMPANY, INC.
By:
Name: Vadim Mats
Title: Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Vadim Mats, his or her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his or her name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date
	Chief Executive Officer and Chairman	March 31, 2022
Vadim Mats
	Chief Financial Officer	March 31, 2022
Steven A. Shorr
	Director	March 31, 2022
Adam Holzer